UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of August 2022

Commission File Number 1-34694

VEON Ltd.
(formerly VimpelCom Ltd.)
(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):  ☐.

Information contained in this report
The registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and Unaudited Interim Condensed Consolidated Financial Statements as at and for the six and three-month periods ended June 30, 2022 set forth in this Form 6-K is hereby incorporated by reference into the registration statement filed with the Securities and Exchange Commission by the registrant on Form F-3 (Registration No. 333-196223).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)
Date: August 4, 2022

By:	/s/ Victor Biryukov
Name:	Victor Biryukov
Title:	Group General Counsel

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis is based on, and should be read in conjunction with, our unaudited interim condensed consolidated financial statements as of and for the six-month period ended June 30, 2022 and 2021, and the related notes, attached hereto.
References to “VEON” as well as references to “our company,” “the company,” “our group,” “the group,” “we,” “us,” “our” and similar pronouns, are references to VEON Ltd. an exempted company limited by shares registered in Bermuda, and its consolidated subsidiaries. References to VEON Ltd. are to VEON Ltd. alone. The unaudited interim condensed consolidated financial statements as of June 30, 2022 and for the six-month period ended June 30, 2022 and 2021 attached hereto have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and are presented in U.S. dollars. VEON Ltd. adopted IFRS as of January 1, 2009.
The discussion of our business and the telecommunications industry included herein contains references to certain terms specific to our business, including numerous technical and industry terms. Such terms are defined in Exhibit 99.1 to our Annual Report on Form 20-F for the year ended December 31, 2021 (our “2021 Annual Report”). For a comprehensive discussion of our critical accounting estimates and assumptions, please refer to Note 25 to our audited consolidated financial statements included in our 2021 Annual Report.
Certain amounts and percentages that appear in this document have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including in tables, may not be exact arithmetic aggregations of the figures that precede or follow them.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This document contains estimates and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and similar words are intended to identify estimates and forward-looking statements. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors, in addition to the factors described in this document, may adversely affect our results as indicated in forward-looking statements. You should read this document completely and with the understanding that our actual future results may be materially different and worse from what we expect.
Under no circumstances should the inclusion of such forward-looking statements in this document be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements.

Our estimates and forward-looking statements may be influenced by various factors, including without limitation:
•the ongoing conflict between Russia and Ukraine, including: the adverse impact on the economic conditions and outlook of Russia and Ukraine; the effect of sanctions on our supply chain, ability to transact with key counterparties, including certain professional services providers we rely on, and obtain financing; the resulting volatility in the Russian and Ukrainian local currencies; our ability to operate and maintain our infrastructure; reputational harm we may suffer from as a result of the conflict; and its impact on our liquidity, financial condition and our ability to operate as a going concern, among numerous other consequences;
•developments in the international economic and geopolitical environment;
•our ability to generate sufficient cash flow and raise additional capital to meet our debt service obligations, our expectations regarding working capital, the servicing and repayment of our indebtedness and ability to satisfy our projected capital requirements;

•our ability to develop new revenue streams and achieve portfolio and asset optimizations, improve customer experience and optimize our capital structure;
•our goals regarding value, experience and service for our customers, as well as our ability to retain and attract customers and to maintain and expand our market share positions;
•our ability to implement and execute our strategic priorities successfully and to achieve the expected benefits from, our existing and future transactions;
•further adverse developments relating to the COVID-19 pandemic;
•our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries;
•potential cyber-attacks or other cybersecurity threats, which may compromise confidential information or render our services inaccessible;
•our plans to develop, provide and expand our products and services, including operational and network development, optimization and investment, such as expectations regarding the expansion or roll-out and benefits of 3G, 4G/LTE and 5G networks or other networks, broadband services and integrated products and services, such as fixed-mobile convergence, and digital services in the areas of financial technology, digital advertising and entertainment;
•our expectations as to pricing for our products and services in the future, improving our ARPU and our future costs and operating results;
•our ability to meet license requirements, to obtain, maintain, renew or extend licenses, frequency allocations and frequency channels and to obtain related regulatory approvals;
•adverse legislative, regulatory and judicial developments which frustrate our profitability and ability to operate in our geographies;
•our plans regarding marketing and distribution of our products and services, including customer loyalty programs;
•our expectations regarding our competitive strengths, customer demands, market trends and future developments in the industry and markets in which we operate;
•our ability to retain key personnel; and
•other statements regarding matters that are not historical facts.

These statements are management’s best assessment of our strategic and financial position and of future market conditions, trends and other potential developments. While they are based on sources believed to be reliable and on our management’s current knowledge and best belief, they are merely estimates or predictions and cannot be relied upon. We cannot assure you that future results will be achieved. The risks and uncertainties that may cause our actual results to differ materially from the results indicated, expressed or implied in the forward-looking statements used in this document include, without limitation:
•risks relating to the ongoing conflict between Russia and Ukraine, such as its adverse impact on the economic conditions and outlook of Russia and Ukraine; physical damage to property, infrastructure and assets; the effect of sanctions and export controls on Russia, counter-sanctions enacted by Russia, and regulatory measures and sanctions enacted by Ukraine, in each case, on our supply chain, the ability to transact with key counterparties, including certain professional services providers we rely on, obtain financing and the ability to operate our business; the resulting volatility in the Russian ruble and Ukrainian hryvnia; our ability to operate and maintain our infrastructure; reputational harm we may suffer as a result of the conflict and geographical location of our operations; and its impact on our liquidity, financial condition and our ability to operate as a going concern;
•risks related to solvency and other cash flow issues, including our ability to raise the necessary additional capital and raise additional indebtedness, our ability to comply with the covenants in our financing agreements, the ability of our subsidiaries to make dividend payments, our ability to upstream cash from our subsidiaries, our ability to develop additional sources of revenue and unforeseen disruptions in our revenue streams;
•risks relating to foreign currency exchange loss and other fluctuation and translation-related risks;
•risks relating to changes in political, economic and social conditions in each of the countries in which we operate and where laws are applicable to us, such as any harm, reputational or otherwise, that may arise due to changing social norms, our business involvement in a particular jurisdiction or an otherwise unforeseen development in science or technology;
•risks related to the impact of export controls, international trade regulation, customs and technology regulation, on the macroeconomic environment, our operations, our ability, and the ability of key third-party suppliers to procure goods, software or technology necessary to provide services to our customers, particularly services related to the production and delivery of supplies, support services, software, and equipment sourced from these suppliers;
•in each of the countries in which we operate and where laws are applicable to us, risks relating to legislation, regulation, taxation and currency, including costs of compliance, currency and exchange controls, currency fluctuations, and abrupt changes to laws, regulations, decrees and decisions governing the telecommunications industry and taxation, laws on foreign investment, anti-corruption and anti-terror laws, economic sanctions, nationalization laws, data privacy, anti-money laundering, antitrust, national security and lawful interception and their official interpretation by governmental and other regulatory bodies and courts;
•risks related to the ongoing COVID-19 pandemic, and other potential public health events, contagions and diseases, such as adverse impacts on our financial performance resulting from lockdown restrictions or dangerous, new variants;
•risks relating to a failure to meet expectations regarding various strategic initiatives, including, but not limited to, changes to our portfolio of operating companies, product and technology offerings, development of networks and customer services;
•risks associated with data protection, data breaches, cyber-attacks or systems and network disruptions, or the perception of such attacks or failures in each of the countries in which we operate, including the costs associated with such events and the reputational harm that could arise therefrom;
•risks that the adjudications, administrative or judicial decisions in respect of legal challenges, license and regulatory disputes, tax disputes or appeals may not result in a final resolution in our favor or that we are unsuccessful in our defense of material litigation claims or are unable to settle such claims;
•risks relating to our company and its operations in each of the countries in which we operate and where laws are applicable to us, including demand for and market acceptance of our products and services, laws regulating the ability to provide goods and services to governmental customers, regulatory uncertainty regarding our licenses, regulatory uncertainty regarding our product and service offerings and approvals or consents required from governmental authorities in relation thereto, frequency allocations and numbering capacity, constraints on our spectrum capacity, access to additional bands of spectrum required to meet demand for existing products and service offerings or additional spectrum required from new products and services and new technologies, availability of line capacity, fiber capacity, international gateway access, intellectual property rights protection, labor issues, interconnection agreements, equipment failures and competitive product and pricing pressures;
•risks related to developments from competition, unforeseen or otherwise, in each of the countries in which we operate and where laws are applicable to us, including our ability to keep pace with technological changes and evolving industry standards;
•risks related to the activities of our strategic shareholders, lenders, employees, joint venture partners, representatives, agents, suppliers, customers and other third parties;
•risks associated with our existing and future transactions, including with respect to realizing the expected synergies of closed transactions, satisfying closing conditions for new transactions, obtaining regulatory approvals, implementing remedies, and assuming related liabilities;
•risks related to the ownership of our American Depositary Shares, including those associated with VEON Ltd.’s status as a Bermuda company and a foreign private issuer; and
•other risks and uncertainties, including those set forth in “Item 3—Key Information—D. Risk Factors” in our 2021 Annual Report.
These factors and the other risk factors described in our 2021 Annual Report are not necessarily all of the factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

The forward-looking statements included in this document are made only as of the date of the filing of this document. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should refer to our periodic and current reports filed or furnished, as applicable, with the SEC for specific risks which could cause actual results to be significantly different from those expressed or implied by these forward-looking statements.

OVERVIEW
VEON is a leading global provider of connectivity and internet services, headquartered in Amsterdam. Present in some of the world’s most dynamic markets, VEON currently provides more than 220 million customers with voice, fixed broadband, data and digital services. VEON, through its operating companies, offers services to customers in several countries: Russia, Pakistan, Bangladesh, Ukraine, Algeria, Uzbekistan, Kazakhstan and Kyrgyzstan. We provide services under the “Beeline,” “Kyivstar,” “banglalink,” “Jazz” and “Djezzy” brands.

VEON generates revenue from the provision of voice, data and other telecommunication services through a range of wireless, fixed and broadband internet services, as well as selling equipment, infrastructure and accessories.

BASIS OF PRESENTATION OF FINANCIAL RESULTS
Our unaudited interim condensed consolidated financial statements attached hereto have been prepared in accordance with IAS 34 Interim Financial Reporting. The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2021.

REPORTABLE SEGMENTS
We present our reportable segments based on economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies.
As of June 30, 2022, our reportable segments consist of the following segments: Russia, Pakistan, Ukraine, Kazakhstan, Uzbekistan and Bangladesh. Following the exercise of the put option for our stake in Algeria on July 1, 2021, the Algerian business has, in line with the IFRS 5 requirements, become a discontinued operation, and accounted for as an “Asset held for sale” (see note below). We also present our results of operations for “Others” and “HQ” separately, although these are not reportable segments. “Others” represents our operations in Kyrgyzstan and Georgia (see note below) and “HQ” represents transactions related to management activities within the group in Amsterdam, London and Luxembourg and costs relating to centrally managed operations and reconciles the results of our reportable segments and our total revenue and Adjusted EBITDA.
For further details please see Note 2 to our unaudited interim condensed consolidated financial statements attached hereto.
For further details on the put option for our stake in Algeria, please see Note 5 to our unaudited interim condensed consolidated financial statements attached hereto.
For further details on the sale of Georgia operations, please see Note 4 to our unaudited interim condensed consolidated financial statements attached hereto.

KEY DEVELOPMENTS DURING THE FIRST HALF OF 2022
Changes to the VEON Board
On January 5, 2022, Karen Linehan, former General Counsel of Sanofi, joined the VEON Board (the “Board”) as a non-executive director. Karen spent more than 30 years at Sanofi, a leading international healthcare company, in different legal roles, including more than a decade as General Counsel, leading the Legal, Ethics and Business Integrity function.
On March 1, 2022, VEON announced that Mikhail Fridman had resigned as a director of the Board with effect from February 28, 2022.
On March 8, 2022, VEON announced that Mr. Robert Jan van de Kraats had stepped down as a director from the Board with effect from 7 March 2022.
On March 16, 2022, VEON announced that Michiel Soeting, former global lead partner at KPMG, had joined the Board as a non-executive director and Chairman of the Audit & Risk Committee.
On June 29, 2022, shareholders elected three new members to the Company’s Board of Directors: Augie Fabela, Morten Lundal and Stan Miller.
Augie K Fabela II is Chairman Emeritus and Co-Founder of VEON Ltd. He is an Executive Chairman and Co-Founder of FastForward.ai, a Silicon Valley startup, with a mission to transform how brands and marketers engage with consumers inside social media channels.
Morten Lundal has over 20 years’ experience as an executive in the telecoms sector with extensive experience in emerging markets, having held key positions at Telenor Group in Oslo and Vodafone Group in London as well as CEO of Maxis Bhd and Digi.Com Bhd in Malaysia.
Stan Miller has over 30 years’ experience in both the telecommunications and media industries. He has deep and broad experience as an Executive Director and CEO, NED & INED at listed companies across a number of diverse markets and countries. He is currently CEO of AIH SA (Lux), CEO of Leaderman SArL (Lux), a Member of the Board of MTN Group (Africa), and senior advisor to several leading PE firms.
On June 29, 2022, shareholders also elected eight previously serving directors: Hans-Holger Albrecht, Yaroslav Glazunov, Andrei Gusev, Gunnar Holt, Karen Linehan, Irene Shvakman, Vasily Sidorov and Michiel Soeting.
Financing transactions
On February 28, 2022, VEON utilized USD 430 million under its RCF and used these funds to repay its USD 417 million notes which matured on 1 March 2022, and to pay the accrued interest on these notes.
On March 11, 2022, VEON announced that its subsidiary had prepaid a RUB 30 billion (approximately USD 259 million, based on a USD/RUB exchange rate of 115.7) interest-bearing loan with VTB Bank (PJSC) (“VTB”) in accordance with its terms, and the facility has been cancelled. Following this payment to VTB, the VEON Group had no further loans outstanding with VTB.
In April 2022, two group-level loans, with Sberbank and Alfa Bank respectively, and totaling RUB 90 billion (c.USD 1,070 million, based on a USD/RUB exchange rate of 84.09), were novated to PJSC VimpelCom, which resulted in the release of the former borrower (VEON Finance Ireland) and the former guarantor (VEON Holdings BV). While neither of the banks were subject to EU sanctions directed at their corporate lending portfolios, the winding down of these loans has allowed us to ensure that the majority of the Group’s RUB liabilities are held within Russia and matched to the market where revenues are generated.

On April 16, 2022, Jazz in Pakistan signed a PKR 40 billion (c. USD 222 million) syndicated loan with a 10 year maturity.

On April 26, 2022, Banglalink signed a BDT 12 billion (c. USD 135 million) syndicated loan with a 5 year maturity which was partially used to fully repay the existing debt facility (US$38).

In April and May 2022, VEON Holdings B.V. received US$610 following a utilization under the RCF. Subject to the terms set out in the RCF, this amount can be rolled until maturity.

In 2022, Kyivstar fully prepaid a UAH 1,350 million (US$46) loan with JSC Citi Bank, a UAH 1,275 (US$44) million loan with JSC Credit Agricole and a UAH 1,677 million (US$57) loan with Alfa bank, and also prepaid a portion of a UAH 1,250 million loan with OTP Bank (UAH 490 million (US$17)).

VEON credit rating update
On March 14, 2022, VEON announced that Fitch and S&P had downgraded the Company’s credit ratings following the announcement of new country ceilings for Ukraine and the Russian Federation. It was noted at the same time that, due to the geographic diversification of VEON’s business across nine countries with a combined population of 680 million people, the Company’s credit ratings are more resilient than the sovereign ratings of both Russia and Ukraine. In April and July, S&P and Fitch, respectively, reaffirmed VEON’s credit rating and announced they would be no longer be providing VEON with credit ratings. These ratings are now withdrawn.

Key increases in VEON shareholding
On March 14, 2022, Exor Capital (London, UK) filed a stock market notification that their VEON shareholding had increased to above 5%. On March 31, 2022, Shah Capital Management (Raleigh, NC, US) filed a stock market notification stating that their VEON shareholding had increased to 2.87%, or 50.1 million shares.
Algeria put option
Following the exercise of the put option for our stake in Algeria on July 1, 2021, the Algerian business became, in line with the requirements of IFRS 5, a discontinued operation, and is accounted for as an “asset held for sale”. The final valuation for the put option was concluded at USD 682 million for VEON’s stake in Djezzy and the sale is expected to be completed in Q3 2022.
Spectrum acquisition in Bangladesh and License renewal in Pakistan
On March 31, 2022, VEON announced that Banglalink has acquired new spectrum, doubling the company's spectrum holding. Banglalink acquired 40 MHz of spectrum from the 2300 GHz band, ensuring that Banglalink retains its position as the top private operator in Bangladesh in terms of spectrum per customer.
On April 12, 2022, Jazz signed a 4G license renewal with the Pakistan Telecommunication Authority for a fee of USD 486 million for 15 years, 50% of which (PKR 45 billion, equivalent to USD 243 million) was settled, before signing in April 2022, and the remaining amount will be paid in five equal annual installments. Both transactions were funded in local currency facilities secured through domestic banking partners.
VEON confirms notification from NASDAQ on minimum share price requirements
On April 12, 2022, VEON confirmed that it had received notification on April 7, 2022 VEON from the Listing Qualifications Department of the Nasdaq Stock Market ("Nasdaq") stating that VEON was not in compliance with the minimum bid price requirement set forth in Nasdaq’s Listing Rule 5550(a)(2). This does not impact current Nasdaq listing and trading, and VEON confirmed that it would evaluate options to return to compliance.
In accordance with Nasdaq Listing Rule 5810(c)(3)(A), VEON has an initial grace period of 180 calendar days, or until October 4, 2022 (the “Compliance Period”), to regain compliance with the minimum bid price requirement. During this time, VEON’s common stock will continue to be listed and traded on Nasdaq. If, at any time during the Compliance Period, the bid price for VEON’s ADSs closes at USD 1.00 or more for a minimum of 10 consecutive business days, Nasdaq will provide notification to VEON that it complies with the minimum bid price requirement, unless Nasdaq exercises its discretion to extend this 10 day period requirement pursuant to Nasdaq Listing Rule 5810(c)(3)(F). In the event VEON does not regain compliance within the 180 calendar day Compliance Period and it complies with all other listing standards and requirements, VEON may be eligible for an additional 180 calendar day Compliance Period.

VEON announces sale of Georgian operations
On June 8, 2022, VEON announced that it completed the sale of “VEON Georgia LLC”, VEON’s operating subsidiary in Georgia, to VEON’s former local partner.
The sale of our Georgian operations is in line with VEON’s long held ambition to simplify the Group’s structure. The transaction value of USD 45 million equates to a 3.5x 2021 EBITDA multiple (on pre-IFRS16 basis).
Management increases ownership
On July 1, 2022, equity-settled awards granted to key senior managers and directors under the 2021 Deferred Shares Plan vested. As a result of the vesting, key senior managers and directors were transferred shares, as follows. As of August 4, 2022, the following key senior managers received shares: Kaan Terzioglu (774,900; Serkan Okandan (222,172); Michael Schulz (145,715); Joop Brakenhoff (92,572); Alex Bolis (64,286); and Dmitry Shvets (95,715). Additionally, as of August 4, 2022, the following director received shares: Hans-Holger Albrecht (1,360,095).

RESULTS OF OPERATIONS

FINANCIAL PERFORMANCE FOR SIX MONTHS ENDED JUNE 30, 2022

	Six-month period
(In millions of U.S. dollars)	2022	2021*

Service revenues	3,565	3,458
Sale of equipment and accessories	194	210
Other revenue	72	63
Total operating revenues	3,831	3,731

Other operating income	4	1

Service costs	(659)	(689)
Cost of equipment and accessories	(179)	(207)
Selling, general and administrative expenses	(1,311)	(1,220)
Depreciation	(780)	(752)
Amortization	(173)	(141)
Impairment (loss) / reversal	(486)	(5)
Gain / (loss) on disposal of non-current assets	18	(4)
Gain / (loss) on disposal of subsidiaries	(32)	—

Operating profit	233	714

Finance costs	(399)	(321)
Finance income	13	5
Other non-operating gain / (loss)	1	7
Net foreign exchange gain / (loss)	172	12
Profit / (loss) before tax from continuing operations	20	417

Income tax expense	(55)	(172)

Profit / (loss) from continuing operations	(35)	245

Profit / (loss) after tax from discontinued operations	122	20

Profit / (loss) for the period	87	265

Attributable to:
The owners of the parent (continuing operations)	(61)	221
The owners of the parent (discontinued operations)	56	9
Non-controlling interest	92	35
	87	265

*    Prior period comparatives are adjusted following the classification of Algeria as a discontinued operation (see Note 5).

TOTAL OPERATING REVENUE

For the six month period ended June 30, 2022 the consolidated total operating revenue increased by 2.68% year-on-year, primarily due to growth in mobile services in Russia, Ukraine, Kazakhstan and Bangladesh. In Russia the growth in service revenue was mainly due to higher B2B performance, while in both Ukraine and Kazakhstan this was driven by interconnect usage and mobile data growth. For Bangladesh revenues for voice, data usage and A2P services increased, while customer base and data usage resulted in higher revenues for Uzbekistan. Also, in Pakistan, 4G penetration, content revenues and a higher active customer bases resulted in increased revenue in local currency terms.
However the overall underlying growth was offset by the devaluation of currencies in the countries in which we operate.

	Six-month period ended June 30,
(In millions of U.S. dollars)	2022	2021

Russia	1,910	1,859
Pakistan	664	718
Ukraine	528	501
Kazakhstan	301	265
Uzbekistan	108	91
Bangladesh	293	275
Others	39	37
HQ and eliminations	(12)	(15)

Total segments	3,831	3,731

OPERATING PROFIT
Our consolidated operating profit decreased to US$233 million in the six months ended June 30, 2022 compared to US$714 million in the six months ended June 30, 2021, primarily due to the impairment booked in Russia during the first half of 2022 that was partially offset by the growth in revenues as discussed above.

NON-OPERATING PROFITS AND LOSSES
Finance costs
Our finance costs increased to US$399 million in the six months ended June 30, 2022 compared to US$321 million in the six months ended June 30, 2021. This increase is a result of higher levels of both bank loans and leases, and their associated interest expense, as well as a general higher interest rate climate for RUB and PKR debt.
Finance income
Our consolidated finance income increased to US$13 million in the six months ended June 30, 2022 compared to US$5 million in the six months ended June 30, 2021, primarily due to increase in cash and interest rates.
Other non-operating gain
Other non-operating gain in the six months ended June 30, 2022 was US$1 million as compared to US$7 million in the six months ended June 30, 2021. The decrease is driven by losses related to mark-to-market forward contracts.
Net foreign exchange gain
During the six months ended June 30, 2022, we recognized a net foreign exchange gain of US$172 million compared to a gain of US$12 million during the six months ended June 30, 2021. This year-on-year change is primarily due to fluctuation of the Russian ruble and Pakistani rupee in the first half of 2022 when compared with the similar period for 2021.

INCOME TAX EXPENSE
Our consolidated income tax expense decreased by 68% to US$55 million in the six months ended June 30, 2022 compared to US$172 million in the six months ended June 30, 2021 primarily driven by a reversal of the withholding tax provided for as a deferred tax on outside basis during 2021 on the dividends planned to be paid out in 2022 of US$95, and a change in deferred tax assets which have not been recognized of US$7.
For more information regarding income tax expenses, please refer to Note 3 of our unaudited interim condensed consolidated financial statements attached hereto.
PROFIT / (LOSS) FOR THE PERIOD ATTRIBUTABLE TO THE OWNERS OF THE PARENT FROM CONTINUING OPERATIONS
Our profit / (loss) for the period attributable to the owners of the parent from continuing operations for the six months ended June 30, 2022 decreased to US$61 million as compared to US$221 million for the same period last year, mainly associated with decreased profits for the period owing to impairment losses booked for Russia.

PROFIT / (LOSS) FOR THE PERIOD ATTRIBUTABLE TO NON-CONTROLLING INTEREST
Profit / (loss) for the period attributable to non-controlling interest six months ended June 30, 2022 was US$92 million as compared to US$35 million for the same period last year.

ADJUSTED EBITDA

	Six-month period ended June 30
In millions of U.S. dollars	2022	2021
Russia	776	715
Pakistan	310	317
Ukraine	326	340
Kazakhstan	154	138
Uzbekistan	72	40
Bangladesh	111	112
Others	16	24
HQ and eliminations	(79)	(70)

Total segments	1,686	1,616
For the six month period ended June 30, 2022 Adjusted EBITDA increased by 4% year-on-year, primarily driven by higher service revenue contribution. For Uzbekistan Adjusted EBITDA included the reversal of an excess property provision, but for all countries the increase was tempered by higher costs. In Russia, Adjusted EBITDA included increased salary and network costs , while higher energy prices and utility costs affected Pakistan, Ukraine and Kazakhstan. Bangladesh and Uzbekistan reported a rise in technology support and IT costs, while Bangladesh also incurred increased minimum taxes.

The following table provides the reconciliation of Profit / (loss) before tax to Total Adjusted EBITDA for the six-month period ended June 30:

	Six-month period ended June 30,
In millions of U.S. dollars	2022	2021
Profit / (loss) before tax from continuing operations	20	417
Adjustments to reconcile Profit / (loss) before tax to Total Adjusted EBITDA
Depreciation	780	752
Amortization	173	141
Impairment loss / (reversal)	486	5
(Gain) / loss on disposal of non-current assets	(18)	4
(Gain) / loss on disposal of subsidiaries	32	—
Finance costs	399	321
Finance income	(13)	(5)
Other non-operating (gain) / loss	(1)	(7)
Net foreign exchange (gain) / loss	(172)	(12)

Total Adjusted EBITDA	1,686	1,616

RESULT OF REPORTABLE SEGMENTS
RUSSIA
RESULTS OF OPERATIONS IN US$

Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2022	2021	2022-2021 change %
Total operating revenue	1,910	1,859	3%
Mobile service revenue	1,447	1,395	4%
- of which mobile data	492	457	8%
Fixed-line service revenue	278	266	5%
Sales of equipment, accessories and other	185	198	-7%
Operating Expenses	1,138	1,144	-1%
Adjusted EBITDA	776	715	9%
Adjusted EBITDA margin	40.6%	38.5%	2	pp
RESULTS OF OPERATIONS IN RUB

Six months ended June 30,
In millions of RUB (except as indicated)	2022	2021	2022-2021 change %
Total operating revenue	141,277	137,999	2%
Mobile service revenue	106,682	103,565	3%
- of which mobile data	36,297	33,955	7%
Fixed-line service revenue	20,609	19,730	4%
Sales of equipment, accessories and other	13,986	14,704	-5%
Operating Expenses	84,648	84,949	0%
Adjusted EBITDA	56,932	53,129	7%
Adjusted EBITDA margin	40.3%	38.5%	2	pp
SELECTED PERFORMANCE INDICATORS

	Six months ended June 30,
	2022	2021	2022-2021 change %
Mobile
Customers in millions	47.0	50.1	-6%
Mobile data customers in millions	32.6	33.9	-4%
ARPU in US$	5.0	4.6	9%
ARPU in RUB	368.0	344.0	7%
TOTAL OPERATING REVENUE
Our total operating revenue in Russia increased by 3% (USD terms) and increased by 2% (local currency terms) year-on-year. The local currency growth is attributable to the growth in digital services along with growth in fixed-line service revenue, which was offset by the decline in handset sales. The higher increase in USD terms was due to the stabilization and a slight improvement in the Russian ruble's performance against the US dollar when compared with the same period last year.
See Note 15 – Basis of Presentation in our unaudited interim condensed consolidated financial statements attached hereto. For the six months ended June 30, 2022, telco revenues in Russia were US$1,592 and non-telco revenues in Russia were US$317, representing, 41.6% and 8.3% of the Group's total consolidated revenue, respectively. Revenues from telecommunications services (telco revenues) are revenue generated by VEON from data, voice, connectivity, television and similar services, regardless of medium of transmission, including transmission by satellite. Non-telco revenues are revenues generated by VEON from other products and services, including sale of equipment and devices, entertainment and content, MFS, Machine-to-Machine, post-transactional management services and sub-leasing income.
ADJUSTED EBITDA
Our Russia Adjusted EBITDA increased by 9% (USD terms) and by 7% (local currency terms) year-on-year in the six-month period ended June 30, 2022 compared to the six-month period ended June 30, 2021. The local currency increase was mainly due to revenue growth as discussed above and stabilized operation expenses when compared with the same period last year.
SELECTED PERFORMANCE INDICATORS
As of June 30, 2022, we had 47.0 million mobile customers in Russia, representing a decrease of 6% year-on-year. This was mainly a decline in mobile data customers, in which we observed a decline of 4% year-on-year.
Our mobile ARPU in Russia increased by 9% (USD terms) and increased by 7% (local currency terms) in the six-month period ended June 30, 2022. The local currency growth is mainly associated with an increase in mobile data revenue.
PAKISTAN
RESULTS OF OPERATIONS IN US$

Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2022	2021	2022-2021 change %
Total operating revenue	664	718	-8%
Mobile service revenue	602	658	-9%
- of which mobile data	276	265	4%
Sales of equipment, accessories and other	62	60	3%
Operating expenses	353	400	-12%
Adjusted EBITDA	310	317	-2%
Adjusted EBITDA margin	46.7%	44.2%	3	pp
RESULTS OF OPERATIONS IN PKR

Six months ended June 30,
In millions of PKR (except as indicated)	2022	2021	2022-2021 change %
Total operating revenue	123,588	112,214	10%
Mobile service revenue	112,033	102,890	9%
- of which mobile data	51,376	41,398	24%
Sales of equipment, accessories and other	11,555	9,324	24%
Operating expenses	65,759	62,666	5%
Adjusted EBITDA	57,828	49,548	17%
Adjusted EBITDA margin	46.8%	44.2%	3	pp
SELECTED PERFORMANCE INDICATORS

	Six months ended June 30,
	2022	2021	2022-2021 change %
Mobile
Customers in millions	75.5	69.8	8%
Mobile data customers in millions	52.5	48.4	8%
ARPU in US$	1.3	1.6	-19%
ARPU in PKR	250.0	250.0	0%

TOTAL OPERATING REVENUE
Our Pakistan total operating revenue decreased by 8% (USD terms) and increased by 10% (local currency terms) year-on-year. This local currency growth was primarily due to growth in mobile services and data revenues as a result of continuing growth in 4G penetration, higher customer base and stronger uptake of digital services.
ADJUSTED EBITDA
Our Pakistan Adjusted EBITDA decreased by 2% (USD terms) and increased by 17% (local currency terms) year-on-year. The local currency increase was primarily due to higher revenues as stated above, partially offset by the increase in structural operating expenses mainly associated with sim issuance tax abolishment in the three-month period ended June 30, 2021.
SELECTED PERFORMANCE INDICATORS
As of June 30, 2022, we had 75.5 million customers in Pakistan, representing an increase of 8% year-on-year with growth primarily in mobile data customers owing to continuous penetration in the 4G network.
Our mobile ARPU in Pakistan decreased by 19% (USD terms) and remained unchanged (local currency terms) year-on-year.
UKRAINE
RESULTS OF OPERATIONS IN US$

	Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2022	2021		2022-2021 change %
Total operating revenue	528	501		5%
Mobile service revenue	493	466		6%
- of which mobile data	288	280		3%
Fixed-line service revenue	32	33		-3%
Sales of equipment, accessories and other	3	2		50%
Operating expenses	201	162		24%
Adjusted EBITDA	326	340		-4%
Adjusted EBITDA margin	61.7%	67.7%	-6	pp

RESULTS OF OPERATIONS IN UAH

	Six months ended June 30,
In millions of UAH (except as indicated)	2022	2021		2022-2021 change %
Total operating revenue	15,244	13,936		9%
Mobile service revenue	14,229	12,954		10%
- of which mobile data	8,303	7,783		7%
Fixed-line service revenue	932	914		2%
Sales of equipment, accessories and other	83	68		22%
Operating expenses	5,819	4,496		29%
Adjusted EBITDA	9,426	9,441		0%
Adjusted EBITDA margin	61.8%	67.7%	-6	pp
SELECTED PERFORMANCE INDICATORS

	Six months ended June 30,
	2022	2021	2022-2021 change %
Mobile
Customers in millions	24.8	25.9	-4%
Mobile data customers in millions	16.6	17.4	(5)%
ARPU in US$	3.2	3.0	7%
ARPU in UAH	93.0	83.0	12%
TOTAL OPERATING REVENUE
Our Ukraine total operating revenue increased by 5% (USD terms) and 9% (local currency terms) year-on-year. The local currency growth was primarily led by strong growth in data consumption resulting in increased data revenue on the back of strong and continuous 4G adoption that was offset by the loss of subscribers owing to the ongoing conflict between Russia and Ukraine.
ADJUSTED EBITDA
Our Ukraine Adjusted EBITDA decreased by 4% (USD terms) and remained unchanged (local currency terms) year-on-year. The local currency stabilization was primarily due to higher revenues as described above. This was partially offset by the increased structural operating expenses when compared with the same period last year. Local currency deterioration led to year-on-year movement in USD terms.
SELECTED PERFORMANCE INDICATORS
As of June 30, 2022, we had 24.8 million mobile customers in Ukraine, representing a decrease of 4% year-on-year. This was primarily due to loss of subscribers owing to the ongoing conflict between Russia and Ukraine.
Our mobile ARPU in Ukraine increased by 7% (USD terms) and by 12% (local currency terms) year-on-year, primarily due to an increase in data usage resulting in increased revenue per user.

KAZAKHSTAN
RESULTS OF OPERATIONS IN US$

	Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2022	2021		2022-2021 change %
Total operating revenue	301	265		14%
Mobile service revenue	263	214		23%
- of which mobile data	160	123		30%
Fixed-line service revenue	27	44		-39%
Sales of equipment, accessories and other	11	7		57%
Operating expenses	147	127		16%
Adjusted EBITDA	154	138		12%
Adjusted EBITDA margin	51.2%	51.9%	-1	pp
RESULTS OF OPERATIONS IN KZT

	Six months ended June 30,
In millions of KZT (except as indicated)	2022	2021		2022-2021 change %
Total operating revenue	135,151	112,557		20%
Mobile service revenue	118,213	90,677		30%
- of which mobile data	71,808	52,086		38%
Fixed-line service revenue	12,170	18,840		-35%
Sales of equipment, accessories and other	4,768	3,041		57%
Operating expenses	65,826	54,084		22%
Adjusted EBITDA	69,325	58,474		19%
Adjusted EBITDA margin	51.3%	52.0%	-1	pp
SELECTED PERFORMANCE INDICATORS

	Six months ended June 30,
	2022	2021	2022-2021 change %
Mobile
Customers in millions	10.3	9.6	7%
Mobile data customers in millions	8.3	7.4	12%
ARPU in US$	4.3	3.7	16%
ARPU in KZT	1,941.0	1,572.0	23%
TOTAL OPERATING REVENUE
Our Kazakhstan total operating revenue increased by 14% (USD terms) and 20% (local currency terms) year-on-year. The local currency growth was primarily due to higher mobile services revenue drive by data usage. Fixed line services revenue also observed a growth year on year.
ADJUSTED EBITDA
Our Kazakhstan Adjusted EBITDA increased by 12% (USD terms) and by 19% (local currency terms) year-on-year. This growth in local currency terms was primarily due to higher revenues as described above and partially offset by the increase in services, commercial and other operating costs, when compared with the same period last year.
SELECTED PERFORMANCE INDICATORS

As of June 30, 2022, we had 10.3 million mobile customers in Kazakhstan, representing an increase of 7% year-on-year. The increase is primarily associated with growth in mobile data customers on the back of 4G network expansion.
Our mobile ARPU in Kazakhstan increased by 16% (USD terms) and by 23% (local currency terms) year-on-year, due to higher mobile services and data revenues during the period.
UZBEKISTAN
RESULTS OF OPERATIONS IN US$

Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2022	2021	2022-2021 change %
Total operating revenue	109	91	20%
Mobile service revenue	108	91	19%
- of which mobile data	74	59	25%
Fixed-line service revenue	—	—	0%
Sales of equipment, accessories and other	—	—	0%
Operating expenses	37	52	-29%
Adjusted EBITDA	72	40	80%
Adjusted EBITDA margin	66.1%	43.8%	22	pp
RESULTS OF OPERATIONS IN UZS

Six months ended June 30,
In billions of UZS (except as indicated)	2022	2021	2022-2021 change %
Total operating revenue	1,201	969	24%
Mobile service revenue	1,197	962	24%
- of which mobile data	822	625	32%
Fixed-line service revenue	4	5	-21%
Sales of equipment, accessories and other	1	2	-68%
Operating expenses	409	545	-25%
Adjusted EBITDA	794	424	87%
Adjusted EBITDA margin	66.1%	43.7%	22	pp
SELECTED PERFORMANCE INDICATORS

	Six months ended June 30,
	2022	2021	2022-2021 change %
Mobile
Customers in millions	7.8	6.8	15%
Mobile data customers in million	6.4	5.1	25%
ARPU in US$	2.4	2.2	9%
ARPU in UZS	26,607.0	23,349.0	14%
TOTAL OPERATING REVENUE
Our Uzbekistan total operating revenue increased by 20% (USD terms) and 24% (local currency terms) year-on-year. The local currency growth was primarily due to increase in customer base resulting in higher mobile services revenues when compared with the same period last year.
ADJUSTED EBITDA

Our Uzbekistan Adjusted EBITDA increased by 80% (USD terms) and 87% (local currency terms) year-on-year. The local currency growth was primarily driven by higher revenues as stated above, as well as by reduced service, commercial and other operating costs when compared with the same period last year.
SELECTED PERFORMANCE INDICATORS
As of June 30, 2022, we had 7.8 million mobile customers in our Uzbekistan segment representing an increase of 15% year-on-year. This was primarily due to the growth in mobile data customers during the period.
Our mobile ARPU in Uzbekistan increased by 14% (local currency terms) year-on-year primarily due to growth in mobile data customer base and focus on high value customers.

BANGLADESH
RESULTS OF OPERATIONS IN US$

	Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2022	2021		2022-2021 change %
Total operating revenue	293	275		7%
Mobile service revenue	288	270		7%
- of which mobile data	89	75		19%
Sales of equipment, accessories and other	5	5		0%
Operating expenses	182	163		12%
Adjusted EBITDA	111	112		-1%
Adjusted EBITDA margin	37.9%	40.7%	-3	pp
RESULTS OF OPERATIONS IN BDT

	Six months ended June 30,
In millions of BDT (except as indicated)	2022	2021		2022-2021 change %
Total operating revenue	25,573	23,283		10%
Mobile service revenue	25,108	22,838		10%
- of which mobile data	7,793	6,371		22%
Sales of equipment, accessories and other	465	445		4%
Operating expenses	15,891	13,810		15%
Adjusted EBITDA	9,682	9,472		2%
Adjusted EBITDA margin	37.9%	40.7%	-3	pp
SELECTED PERFORMANCE INDICATORS

	Six months ended June 30,
	2022	2021	2022-2021 change %
Mobile
Customers in millions	36.3	34.4	6%
Mobile data customers in millions	22.5	21.2	6%
ARPU in US$	1.3	1.3	—%
ARPU in BDT	117.0	113.0	4%
TOTAL OPERATING REVENUE
Our Bangladesh total operating revenue increased by 7% (USD terms) and 10% (local currency terms) year-on-year. The local currency growth was primarily due to an increase in mobile services revenue led by increased data usage.
ADJUSTED EBITDA
Our Bangladesh Adjusted EBITDA decreased by 1% (USD terms) and increased by 2% (local currency terms) year on year.. This local currency growth was primarily associated with increased revenues as stated above, partially offset by the increase in structural operating expenses, when compared with the same period last year.
SELECTED PERFORMANCE INDICATORS
As of June 30, 2022, we had 36.3 million customers in our Bangladesh segment representing an increase of 6% year-on-year. This was primarily due to a continued focus on data penetration under the 4G roll out.

Our mobile ARPU in Bangladesh remained at par in USD terms whereby the increase in customers as discussed above was offset by the currency fluctuation impacts. In local currency terms, the growth in ARPU is driven by higher revenues as discussed above.

LIQUIDITY AND CAPITAL RESOURCES
WORKING CAPITAL
As of June 30, 2022, we had negative working capital of US$2,342 million, compared to negative working capital of US$830 million as of December 31, 2021. Working capital is defined as current assets less current liabilities.
The change of net working capital compared to December 31, 2021 was primarily due to an increase in our current liabilities base as of June 30, 2022, particularly associated with an increase in loan liabilities as well as increased lease liabilities.
Our working capital is monitored on a regular basis by our management. Our management expects to repay our debt as it becomes due from our operating cash flows, cash on our balance sheet or through additional borrowings. Although we have a negative working capital, our management believes that our cash balances and available credit facilities are sufficient to meet our short-term and foreseeable long-term cash requirements.
INTERIM CONSOLIDATED CASH FLOW SUMMARY

	Six-month period ended June 30,
(In millions of U.S. dollars)	2022	2021

Net cash flows from operating activities from continuing operations	1,048	1,082
Net cash flows from operating activities from discontinued operations	124	117
Net cash flows from / (used in) investing activities from continuing operations	(1,228)	(993)
Net cash flows from / (used in) investing activities from discontinued operations	(55)	(66)
Net cash flows from / (used in) financing activities from continuing operations	290	(535)
Net cash flows from / (used in) financing activities from discontinued operations	(11)	(12)

Net increase / (decrease) in cash and cash equivalents	168	(407)

Net foreign exchange difference	(21)	—

Cash and cash equivalents at beginning of period	2,239	1,585

Cash and cash equivalents at end of period, net of overdraft	2,336	1,178
For more details, see Interim Condensed Consolidated Statement of Cash Flows in our Interim Condensed Unaudited Consolidated Financial Statements.
OPERATING ACTIVITIES
During the six months ended June 30, 2022, net cash flows from operating activities increased to US$1,048 million from US$1,082 million during the six months ended June 30, 2021. The movement in operating activities mainly relates to increased income tax payments and interest costs when compared with the same period last year offset by the positive movement in working capital changes.
INVESTING ACTIVITIES
During the six months ended June 30, 2022, net outflow for investing activities was US$1,228 million compared to net cash outflow of US$993 million for the same period last year. The increase is mainly associated with increased outflow on account of deposits associated with license acquisitions.
Acquisitions and Disposals
For information regarding our acquisitions and disposals, see Note 6 and Note 7 to our unaudited interim condensed consolidated financial statements attached hereto.

FINANCING ACTIVITIES
During the six months ended June 30, 2022, net cash outflow from financing activities was US$290 million compared to net cash outflow of US$535 million during the six months ended June 30, 2021. This was mainly driven by the net inflow from the bank loans and bonds as compared to net cash outflow from financing activities during previous year. The net outflow in 2021 was a result of acquisition of non-controlling interest in PMCL and net repayment of debt.

During the six months ended June 30, 2022, we raised US$1,954 million, net of fees (2021: US$437) and repaid US$1,658 million (2021: US$700) under various debt facilities and leases.
For information regarding changes to our debt portfolio during the six months ended June 30, 2022, see Note 8 to our unaudited interim condensed consolidated financial statements attached hereto.

BORROWINGS
As of June 30, 2022, the principal amounts of our external indebtedness represented by bank loans and bonds amounted to US$8,674 million, compared to US$7,595 million as of December 31, 2021. As of June 30, 2022, our debt includes overdrawn bank accounts related to a cash-pooling program of US$3 million (December 31, 2021: US$13 million).

As of June 30, 2022, VEON had the following principal amounts outstanding for interest-bearing loans and bonds as well as cash-pool overdrawn bank accounts:

Entity	Type of debt/ original lenders	Interest rate	Debt currency	Outstanding debt (mln)	Outstanding debt (USD mln)	Maturity date
VEON Holdings B.V.	Revolving Credit Facility*	SOFR + 1.7%	USD	610	610	20.10.2022
VEON Holdings B.V.	Revolving Credit Facility*	SOFR + 1.7%	USD	363	363	30.11.2022
VEON Holdings B.V.	Notes	5.9500%	USD	529	529	13.02.2023
VEON Holdings B.V.	Notes	7.2500%	USD	700	700	26.04.2023
VEON Holdings B.V.	Notes	4.9500%	USD	533	533	16.06.2024
VEON Holdings B.V.	Notes	4.0000%	USD	1,000	1,000	09.04.2025
VEON Holdings B.V.	Notes	6.3000%	RUB	20,000	391	18.06.2025
VEON Holdings B.V.	Notes	6.5000%	RUB	10,000	195	11.09.2025
VEON Holdings B.V.	Notes	8.1250%	RUB	20,000	391	16.09.2026
VEON Holdings B.V.	Notes	3.3750%	USD	1,250	1,250	25.11.2027
TOTAL VEON Holdings B.V.					5,962

PJSC Vimpel-Com	Loan from Sberbank	CBR Key Rate + 1.9%	RUB	45,000	880	22.12.2026
PJSC Vimpel-Com	Loan from Alfa Bank	10.1000%	RUB	30,000	586	23.12.2026
PJSC Vimpel-Com	Loan from Alfa Bank	CBR Key Rate + 2.15%	RUB	15,000	293	23.12.2026
PJSC Vimpel-Com	Others				10
TOTAL PJSC Vimpel-Com					1,769

PMCL	Syndicated Loan Facility	6M KIBOR + 0.55%	PKR	33,848	166	02.09.2026
PMCL	Loan from Habib Bank Limited	6M KIBOR + 0.55%	PKR	14,369	70	02.09.2026
PMCL	Syndicated Loan Facility	6M KIBOR + 0.55%	PKR	15,000	74	18.05.2028
PMCL	Syndicated Loan Facility	3M KIBOR + 0.6%	PKR	50,000	245	05.07.2031
PMCL	Syndicated Loan Facility	6M KIBOR + 0.6%	PKR	30,000	147	19.04.2032
PMCL	Others				39
TOTAL Pakistan Mobile Communications Limited					741

Banglalink	Syndicated Loan Facility	Average bank deposit rate + 4.25%	BDT	9,000	96	26.04.2027
Other					12
TOTAL Banglalink Digital Communications Ltd.					108

PJSC Kyivstar	Loan from OTP Bank	10.1500%	UAH	760	26	22.12.2023
PJSC Kyivstar	Loan from Raiffeisen Bank	11.0000%	UAH	1,400	48	26.11.2025
Total PJSC Kyivstar					74

Other entities	Cash pool overdrawn accounts** and Other				20
Total VEON					8,674
*Outstanding amounts under RCF can be rolled over till final maturity date of RCF in 2024 and 2025.
**As of June 30, 2022, some bank accounts forming part of a cash pooling program and being an integral part of VEON’s cash management remained overdrawn by US$3 million. Even though the total balance of the cash pool remained positive, VEON has no legally enforceable right to set-off and therefore the overdrawn accounts are presented as financial liabilities and form part of our debt. For additional information on our outstanding indebtedness, please refer to Note 8 of our unaudited interim condensed consolidated financial statements attached hereto.

VEON's contractual obligations primarily relate to capital commitments for property, plant, and equipment and intangible assets, bank loans and bonds, as well as lease liabilities. We did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Cash Subject to Currency and Contractual Restrictions
We are subject to the legal restrictions to distribute accumulated profits from Algeria by virtue of a local shareholding agreement (i.e. it is allowed only to distribute 42.5% of current year profit), and the rest is restricted. The restricted net assets in Algeria have no implications on the company’s ability to pay dividends.

In addition, following the onset of the conflict between Russia and Ukraine, our ability to exchange U.S. dollars and other currencies into Russian rubles was adversely impacted due to certain restrictions imposed on Russian financial institutions, Russian counter-measures and the instability of the Russian financial sector in general.

FUTURE LIQUIDITY AND CAPITAL REQUIREMENTS
During the six months ended June 30, 2022, our capital expenditures excluding licenses and right-of-use assets (“CAPEX exc. licenses and ROU”) were US$752 million compared to US$877 million in the six months ended June 30, 2021. The decrease was primarily due to investments in high speed network and acceleration in the network deployment program when compared with the same period last year.
We expect that CAPEX exc. licenses and ROU in 2022 will mainly consist of investing in high-speed data networks to capture mobile data growth, including the continued roll-out of 4G/LTE networks in Russia, Bangladesh, Pakistan, Kazakhstan and Ukraine. We expect these expenditures to continue to be significant throughout the remainder of 2022.
The ongoing conflict in Russia and Ukraine has caused us to reconsider our capital outlay to ensure we have sufficient liquidity for maintenance capital expenditures and other key operational spend while at the same time servicing our indebtedness. As a result, capital expenditures that are more discretionary in nature may be put on hold until the impact of the ongoing conflict between Russia and Ukraine, and particularly its effects on our liquidity and financial profile, becomes more certain.
Management anticipates that the funds necessary to meet our current and expected capital requirements in the foreseeable future (including with respect to any possible acquisitions) will continue to come from:
•Cash we currently hold;
•Operating cash flows;
•Proceeds of assets classified as held for sale;
•Borrowings under bank financings, including credit lines currently available to us;
•Syndicated loan facilities; and
•Issuances of debt securities on local and international capital markets.
Following the onset of the conflict between Russia and Ukraine, our ability to generate cash to service our indebtedness has been materially impaired, due to expected lower revenues in Ukraine, the significant volatility of the Russian ruble and tightened currency controls within Russia and Ukraine. The availability of external financing depends on many factors, including, but not limited to, the success of our operations, contractual restrictions, the financial position of international and local banks, the willingness of international and local banks to lend to our companies and the liquidity and strength of international and local capital markets. Due to the adverse impact the ongoing conflict between Russia and Ukraine has had on us, including our credit ratings downgrade and subsequent withdrawal of our credit ratings, the terms of such external financing may be less favorable than our existing financing, including due to the reputational harm we have suffered.
The availability of external financing depends on many factors, including the success of our operations, contractual restrictions, availability of guarantees from export credit agencies, the financial position of international and local banks, the willingness of international banks to lend to our companies and the liquidity of international and local capital markets.
As at June 30, 2022, VEON had approximately US$2.3 billion of cash and cash equivalents, including US$1.8 billion of US$- and EUR-denominated cash and cash equivalents held at the level of its headquarters (“HQ”) in Amsterdam. The HQ cash and cash equivalents are held in bank accounts, money market funds and on-demand deposits at a diversified group of international banks from the European Union, the United States and Japan.
In addition to the above cash and equivalents, VEON had an undrawn amount of US$163 million under existing credit facilities of which US$82 million is under the VEON Holdings revolving credit facility.

In 2022, the first maturity in HQ is the RCF, which can be rolled over until the final maturity date of the RCF in 2024/25. US$529 million and US$700 million of VEON Holdings’ notes are maturing in February and April 2023, respectively.

Our future cash needs are subject to further uncertainties. For instance, we are exposed to the impact of future exchange rates on our U.S. dollar denominated debt obligations and future requirements for U.S. dollar denominated capital expenditures, which are generally funded by local currency cash flows of our subsidiaries. In addition, remittances from our subsidiaries may be restricted by local regulations or subject to material taxes when remitted, as discussed above.

Below is the reconciliation of capital expenditures (excluding licenses and right-of-use assets) to cash flows used to Purchase of property, plant and equipment and intangible assets:

	Six-month period ended June 30,
(In millions of U.S. dollars)	2022	2021

Capital expenditures (excluding licenses and right-of-use assets) *	752	877
Adjusted for:
Additions of licenses	221	39
Difference in timing between accrual and payment for capital expenditures (excluding licenses and right-of-use assets)	254	65

Purchase of property, plant and equipment and intangible assets	1,227	981
*Excluding licenses and right-of-use assets, refer to Note 2 — Segment information of our unaudited interim condensed consolidated financial statements

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risk from adverse movements in foreign currency exchange rates and changes in interest rates on our obligations.
As of June 30, 2022, the largest currency exposure risks for our group were in relation to the Russian ruble, the Pakistani rupee, the Algerian dinar, the Bangladeshi taka, the Ukrainian hryvnia, Kazakh tenge and the Uzbek som, because the majority of our cash flows from operating activities in Russia, Pakistan, Algeria, Bangladesh, Ukraine, Kazakhstan and Uzbekistan are denominated in each of these functional currencies, respectively, while our debt, if not incurred in or hedged to the aforementioned currencies, is primarily denominated in U.S. dollars.
As of June 30, 2022, we held approximately 79% of our cash and bank deposits in U.S. dollars, compared to 53% as of December 31, 2021, in order to hedge against the risk of functional currency devaluation. To reduce balance sheet currency mismatches, we hold part of our debt in Russian ruble, Pakistani rupee, Ukrainian hryvnia and other currencies, as well as selectively enter into foreign exchange derivatives. Nonetheless, if the U.S. dollar value of the Bangladeshi taka, Russian ruble, Pakistani rupee, Uzbekistani som, Algerian dinar, Ukrainian hryvnia or the Kazakh tenge were to dramatically decline, it could negatively impact our ability to repay or refinance our U.S. dollar denominated indebtedness as well as could adversely affect our financial condition and results of operations.
For more information on risks associated with currency exchange rates, see the section of our 2021 Annual Report entitled “Item 3—Key Information—D. Risk Factors—Market Risks—We are exposed to foreign currency exchange loss and currency fluctuation and translation risks.”
In accordance with our policies, we do not enter into any treasury transactions of a speculative nature. Our treasury function has developed risk management policies that establish guidelines for limiting foreign currency exchange rate risk.

As of June 30, 2022, the interest rate risk on the financing of our group was limited as 66% of our group’s total debt was fixed rate debt.

Unaudited interim condensed
consolidated financial statements

VEON Ltd.

As of and for the six and three-month periods
ended June 30, 2022

Notice to Reader: VEON's results presented in these financial statements are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards ("IFRS") based on internal management reporting, are the responsibility of management, and have not been externally audited, reviewed, or verified.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2022	1

INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT
for the six and three-month periods ended June 30:

		Six-month period		Three-month period
(In millions of U.S. dollars, except per share amounts)	Note	2022	2021*	2022	2021*

Service revenues		3,565	3,458	1,889	1,764
Sale of equipment and accessories		194	210	84	106
Other revenue		72	63	35	32
Total operating revenues	2	3,831	3,731	2,008	1,902

Other operating income		4	1	2	1

Service costs		(659)	(689)	(355)	(363)
Cost of equipment and accessories		(179)	(207)	(76)	(106)
Selling, general and administrative expenses		(1,311)	(1,220)	(666)	(626)
Depreciation		(780)	(752)	(420)	(375)
Amortization		(173)	(141)	(87)	(75)
Impairment (loss) / reversal		(486)	(5)	(14)	(3)
Gain / (loss) on disposal of non-current assets		18	(4)	9	—
Gain / (loss) on disposal of subsidiaries	4	(32)	—	(31)	—

Operating profit		233	714	370	355

Finance costs		(399)	(321)	(222)	(157)
Finance income		13	5	7	3
Other non-operating gain / (loss)		1	7	(12)	2
Net foreign exchange gain / (loss)		172	12	61	1
Profit / (loss) before tax from continuing operations		20	417	204	204

Income tax expense	3	(55)	(172)	(81)	(85)

Profit / (loss) from continuing operations		(35)	245	123	119

Profit / (loss) after tax from discontinued operations	5	122	20	61	8

Profit / (loss) for the period		87	265	184	127

Attributable to:
The owners of the parent (continuing operations)		(61)	221	108	96
The owners of the parent (discontinued operations)		56	9	28	4
Non-controlling interest		92	35	48	27
		87	265	184	127

Basic and diluted gain / (loss) per share attributable to ordinary equity holders of the parent
from continuing operations		($0.03)	$0.13	$0.06	$0.06
from discontinued operations		0.03	0.01	0.02	0
		$—	$0.14	$0.08	$0.06

*    Prior period comparatives are adjusted following the classification of Algeria as a discontinued operation (see Note 5).
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2022	2

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the six and three-month periods ended June 30:

		Six-month period		Three-month period
(In millions of U.S. dollars)	Note	2022	2021	2022	2021

Profit / (loss) for the period		87	265	184	127

Items that may be reclassified to profit or loss
Foreign currency translation	4	(22)	8	228	10
Other		—	—	—	3

Items reclassified to profit or loss
Other		—	2	—	1

Other comprehensive income / (loss) , net of tax		(22)	10	228	14

Total comprehensive income / (loss) , net of tax		65	275	412	141

Attributable to:
The owners of the parent		8	262	369	127
Non-controlling interests		57	13	43	14
		65	275	412	141

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2022	3

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
as of

(In millions of U.S. dollars)	Note	June 30, 2022	December 31, 2021
Assets
Non-current assets
Property and equipment	6	8,329	6,717
Intangible assets	7	3,086	3,244
Investments and derivatives	8	125	99
Deferred tax assets		234	228
Other assets		225	216
Total non-current assets		11,999	10,504

Current assets
Inventories		115	111
Trade and other receivables		783	690
Investments and derivatives	8	113	86
Current income tax assets		94	70
Other assets		350	344
Cash and cash equivalents	9	2,339	2,252
Total current assets		3,794	3,553

Assets classified as held for sale	5	1,901	1,864

Total assets		17,694	15,921

Equity and liabilities
Equity
Equity attributable to equity owners of the parent		591	586
Non-controlling interests		972	919
Total equity		1,563	1,505

Non-current liabilities
Debt and derivatives	8	9,439	9,404
Provisions		105	87
Deferred tax liabilities		22	115
Other liabilities		57	36
Total non-current liabilities		9,623	9,642

Current liabilities
Trade and other payables		1,870	2,031
Debt and derivatives	8	3,142	1,242
Provisions		78	109
Current income tax payables		222	228
Dividend payable		4	—
Other liabilities		820	773
Total current liabilities		6,136	4,383

Liabilities associated with assets held for sale	5	372	391

Total equity and liabilities		17,694	15,921
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2022	4

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the six-month period ended June 30, 2022

		Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interests	Total equity

As of December 31, 2021		1,749,127,404	2	12,753	(1,990)	(1,246)	(8,933)	586	919	1,505

Profit / (loss) for the period		—	—	—	—	(5)	—	(5)	92	87
Reclassifications		—	—	—	21	127	(148)	—	—	—
Transfer to income statement on disposal of subsidiary		—	—	—	—	—	41	41	—	41
Other comprehensive income / (loss)		—	—	—	—	—	(28)	(28)	(35)	(63)
Total comprehensive income / (loss)		—	—	—	21	122	(135)	8	57	65

Dividends declared	11	—	—	—	—	—	—	—	(11)	(11)
Changes in ownership interest in a subsidiary that do not result in a loss of control	4	—	—	—	(2)	—	—	(2)	2	—
Other		—	—	—	(2)	(3)	4	(1)	5	4

As of June 30, 2022		1,749,127,404	2	12,753	(1,973)	(1,127)	(9,064)	591	972	1,563

for the six-month period ended June 30, 2021

		Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interests	Total equity

As of December 31, 2020		1,749,127,404	2	12,753	(1,898)	(1,919)	(8,775)	163	850	1,013

Profit / (loss) for the period		—	—	—	—	230	—	230	35	265
Other comprehensive income / (loss)		—	—	—	—	—	32	32	(22)	10
Total comprehensive income / (loss)		—	—	—	—	230	32	262	13	275

Dividends declared	11	—	—	—	—	—	—	—	(44)	(44)
Acquisition of subsidiary		—	—	—	(16)	—	—	(16)	6	(10)
Other		—	—	—	(7)	(1)	—	(8)	—	(8)

As of June 30, 2021		1,749,127,404	2	12,753	(1,921)	(1,690)	(8,743)	401	825	1,226

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2022	5

for the three-month period June 30, 2022

		Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interests	Total equity

April 1, 2022		1,749,127,404	2	12,753	(1,967)	(1,221)	(9,340)	227	923	1,150

Profit / (loss) for the period		—	—	—	—	136	—	136	48	184
Reclassifications		—	—	—	—	(39)	39	—	—	—
Transfer to income statement on disposal of subsidiary		—	—	—	—	—	41	41	—	41
Other comprehensive income / (loss)		—	—	—	—	—	192	192	(5)	187
Total comprehensive income / (loss)		—	—	—	—	97	272	369	43	412

Dividends declared	11	—	—	—	—	—	—	—	—	—
Changes in ownership interest in a subsidiary that do not result in a loss of control	4	—	—	—	(2)	—	—	(2)	2	—
Other		—	—	—	(4)	(3)	4	(3)	4	1

June 30, 2022		1,749,127,404	2	12,753	(1,973)	(1,127)	(9,064)	591	972	1,563

for the three-month period June 30, 2021

		Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interests	Total equity

April 1, 2021		1,749,127,404	2	12,753	(1,897)	(1,792)	(8,768)	298	849	1,147

Profit / (loss) for the period		—	—	—	—	100	—	100	27	127
Other comprehensive income / (loss)		—	—	—	—	2	25	27	(13)	14
Total comprehensive income / (loss)		—	—	—	—	102	25	127	14	141

Dividends declared	11	—	—	—	—	—	—	—	(44)	(44)
Other		—	—	—	(8)	—	—	(8)	—	(8)

June 30, 2021		1,749,127,404	2	12,753	(1,921)	(1,690)	(8,743)	401	825	1,226

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2022	6

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
For the six-month period ended June 30

		Six-month period
(In millions of U.S. dollars)	Note	2022	2021*

Operating activities
Profit / (loss) before tax		20	417
Non-cash adjustments to reconcile profit before tax to net cash flows
Depreciation, amortization and impairment loss / (reversal)		1,439	898
(Gain) / loss on disposal of non-current assets		(18)	4
(Gain) / loss on disposal of subsidiaries		32	—
Finance costs		399	321
Finance income		(13)	(5)
Other non-operating (gain) / loss		(1)	(7)
Net foreign exchange (gain) / loss		(172)	(12)

Changes in trade and other receivables and prepayments		(30)	(110)
Changes in inventories		20	(14)
Changes in trade and other payables		(97)	19
Changes in provisions, pensions and other		9	2

Interest paid		(372)	(304)
Interest received		12	5
Income tax paid		(180)	(132)
Net cash flows from operating activities from continuing operations		1,048	1,082
Net cash flows from operating activities from discontinued operations		124	117

Investing activities
Purchase of property, plant and equipment and intangible assets		(1,227)	(981)
Receipts from / (payment on) deposits		(40)	(52)
Receipts from / (investment in) financial assets		(11)	46
Acquisition of a subsidiary, net of cash acquired		1	(13)
Proceeds from sales of share in subsidiaries, net of cash		42	—
Other proceeds from investing activities, net		7	7
Net cash flows from / (used in) investing activities from continuing operations		(1,228)	(993)
Net cash flows from / (used in) investing activities from discontinued operations		(55)	(66)

Financing activities
Proceeds from borrowings, net of fees paid**	8	1,954	437
Repayment of debt		(1,658)	(700)
Acquisition of non-controlling interest		—	(273)
Dividends paid to owners of the parent		—	—
Dividends paid to non-controlling interests		(7)	—
Net cash flows from / (used in) financing activities from continuing operations		290	(535)
Net cash flows from / (used in) financing activities from discontinued operations		(11)	(12)

Net (decrease) / increase in cash and cash equivalents		168	(407)
Net foreign exchange difference related to continuing operations		(14)	—
Net foreign exchange difference related to discontinued operations		(7)	—
Cash and cash equivalents classified as held for sale at the beginning of the period		113	—
Cash and cash equivalents classified as held for sale at the end of the period		(163)	—
Cash and cash equivalents at beginning of period, net of overdrafts		2,239	1,585
Cash and cash equivalents at end of period, net of overdrafts***	9	2,336	1,178

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2022	7

*    Prior period comparatives are adjusted following the classification of Algeria as a discontinued operation (see Note 5).
**    Fees paid for borrowings were US$8 (2021: US$19).
***    Overdrawn amount was US$3 (2021: US$13)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2022	8

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

GENERAL INFORMATION ABOUT THE GROUP
1    GENERAL INFORMATION
VEON Ltd. (“VEON”, the “Company” and together with its consolidated subsidiaries, the “Group” or “we”) was incorporated in Bermuda on June 5, 2009. The registered office of VEON is Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda. VEON’s headquarters and the principal place of business is located at Claude Debussylaan 88, 1082 MD Amsterdam, the Netherlands.
VEON generates revenue from the provision of voice, data and other telecommunication services through a range of wireless, fixed and broadband internet services, as well as selling equipment, infrastructure and accessories.
The interim condensed consolidated financial statements are presented in United States dollars (“U.S. dollar” or “US$”). In these notes, U.S. dollar amounts are presented in millions, except for share and per share (or American Depository Shares (“ADS”)) amounts and as otherwise indicated.
VEON’s ADSs are listed on the NASDAQ Global Select Market (“NASDAQ”) and VEON’s common shares are listed on Euronext Amsterdam, the regulated market of Euronext Amsterdam N.V. (“Euronext Amsterdam”).
Due to the ongoing conflict between Russia and Ukraine, material uncertainties have been identified that may cast significant doubt on the Company’s ability to continue as a going concern which are discussed in detail in Note 15 of these consolidated financial statements.
Major developments during the six-month period ended June 30, 2022
Financing activities
In February 2022, the maturity of the multi-currency revolving credit facility originally entered into in March 2021 (the "RCF") was extended for one year until March 2025; two banks did not agree to extend as a result US$250 will mature at the original maturity in March 2024.
In February 2022, VEON Holdings B.V. drew US$430 under the RCF. Subject to the terms set out in the RCF, the outstanding balance can be rolled over until final maturity.
In February 2022, VEON Holdings B.V. repaid its 7.50% Note of US$417 originally maturing in March 2022.
In February 2022, VEON Holdings B.V. prepaid RUB 30 billion (US$396) of outstanding loans to VTB Bank originally maturing in July 2025.
In February 2022, VEON Finance Ireland DAC signed a RUB 30 billion (US$400) Term Facility Agreement with VTB Bank with a floating rate. This facility was guaranteed by VEON Holding B.V. and had a maturity of February 2029. The proceeds from this facility were used for general corporate purposes, including the financing of intercompany loans to PJSC VimpelCom.
In March 2022, Alfa Bank (US$125 commitment) and Raiffeisen Bank Russia (US$70 commitment) notified the Agent under the RCF that as a result of new Russian regulatory requirements following a presidential decree, they could no longer participate in the RCF. As a result, their available commitments were cancelled and the total RCF size reduced from US$1,250 to US$1,055. The drawn portion from Alfa Bank (US$43) was subsequently repaid in April and the drawn portion from Raiffeisen Bank Russia (US$24) was repaid in May 2022.

In March 2022, Pakistan Mobile Communication Limited ("PMCL") fully utilized the remaining PKR 40 billion (US$222) available under its existing credit line.
In March 2022, VEON Finance Ireland DAC prepaid the RUB 30 billion (US$259) Term Facility Agreement with VTB Bank in accordance with its terms, and the facility was cancelled.
In April and May 2022, VEON Holdings B.V. received US$610 following a utilization under the RCF. Subject to the terms set out in the RCF, this amount can be rolled until maturity.
In April 2022, VEON novated two bank loans, with Sberbank (RUB 45 billion (US$556)) and Alfa Bank (RUB 45 billion (US$556)) totaling RUB 90 billion (US$1,112), to PJSC VimpelCom, resulting in the former borrower, VEON Finance Ireland DAC and the former guarantor, VEON Holdings B.V., having been released from their obligations.
In April 2022, PMCL signed a PKR 40 billion (US$217) syndicated loan with a 10 year maturity. The drawn amount under the facility is PKR 30 billion (US$156).

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2022	9

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
In April 2022, Banglalink signed a BDT 12 billion (US$139) syndicated loan with a five year maturity till April 2027. During May 2022, Banglalink utilized BDT 9 billion (US$103) of the total syndicated loan which was partially used to fully repay the existing facility (US$38).
In 2022, Kyivstar fully prepaid a UAH 1,350 million (US$46) loan with JSC CitiBank, a UAH 1,275 (US$44) million loan with JSC Credit Agricole and a UAH 1,677 million (US$57) loan with Alfa bank, and also prepaid a portion of a UAH 1,250 million loan with OTP Bank (UAH 490 million (US$17)).
Other developments
On February 24, 2022, a military conflict began between Russia and Ukraine and as of August 4, 2022, the conflict is still ongoing. Refer to Note 15 for further details.
On March 31, 2022, Banglalink acquired new spectrum for a fee of US$205 payable in installments over eleven years, doubling its spectrum holding in Bangladesh. Banglalink acquired 40 MHz of spectrum from the 2,300 MHz band.
On April 12, 2022, Jazz signed a 4G license renewal with the PTA for a fee of PKR 45 billion (US$486) for fifteen years, of which 50% has been settled, and the remaining amount will be paid in five equal annual installments.
On April 12, 2022, VEON confirmed that on April 7, 2022 VEON received notification from the Listing Qualifications Department of NASDAQ that VEON is not in compliance with the minimum bid price requirement set forth in NASDAQ’s Listing Rule 5550(a)(2). This does not impact current NASDAQ listing and trading, and VEON is evaluating options to return to compliance.
Changes to Board of Directors
On January 5, 2022, VEON announced the appointment of Karen Linehan to the Board of Directors as a non-executive director, following the resignation of Steve Pusey in 2021.
On March 1, 2022, VEON announced the resignation of Mikhail Fridman from the Board of Directors, effective from February 28, 2022.
On March 8, 2022, VEON announced the resignation of Robert Jan van de Kraats from the Board of Directors, effective from March 7, 2022.
On March 16, 2022, VEON announced the appointment of Michiel Soeting to the Board of Directors as a non-executive director and Chairman of the Audit and Risk Committee, following the resignation of Robert Jan van de Kraats on March 7, 2022.
On May 25, 2022 VEON announced that its Board of Directors and its Nominating and Corporate Governance Committee have recommended 11 individuals for the Board, including eight directors currently serving on the Board and three new members.The Board also announced that Gennady Gazin, Leonid Boguslavsky and Sergi Herrero did not put themselves up for reelection.
On June 29, 2022, at the Annual General Meeting, shareholders elected three new directors: Augie Fabela, Morten Lundal and Stan Miller as well as eight previously serving directors: Hans-Holger Albrecht, Yaroslav Glazunov, Andrei Gusev, Gunnar Holt, Karen Linehan, Irene Shvakman, Vasily Sidorov and Michiel Soeting.
Sale of Georgia Operations
On March 31, 2022, VEON Georgia Holdings B.V. entered a non-binding share purchase agreement with Miren Invest LLC, VEON's former local partner, for the sale of VEON Georgia LLC, our operating company in Georgia, for US$45, subject to VEON corporate approvals and regulatory approvals. The sale was completed on June 8, 2022 (see Note 4 Significant Transactions).
Major developments during the six-month period ended June 30, 2021
Financing activities
In March 2021, VEON successfully entered into a new multi-currency revolving credit facility agreement (the “RCF”) of US$1,250. The RCF replaces the revolving credit facility signed in February 2017, which is now cancelled. Refer Note 8 for further details.
In March 2021, VEON successfully amended and restated its existing RUB 30 billion (US$396), bilateral term loan agreement with Alfa Bank by adding a new floating rate tranche of RUB 15 billion (US$198). Refer to Note 8 for further details.
In April 2021, the proceeds from Alfa Bank new tranche of RUB 15 billion (US$198) were used to early repay RUB 15 billion (US$198) of loans from Sberbank, originally maturing in June 2023.
In June 2021, Pakistan Mobile Communication Limited (PMCL) secured a PKR 50 billion ("US$320") syndicated credit facility from a banking consortium led by Habib Bank Limited. This 10-year facility will be used to finance the company’s ongoing 4G network rollouts and technology upgrades, as well as to address upcoming maturities. Refer to Note 8 for further details.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2022	10

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
Other developments
In March 2021, VEON successfully concluded the acquisition of the 15% minority stake in Pakistan Mobile Communications Limited from the Dhabi Group for US$273. Refer to Note 8 for further details.
In March 2021, VEON's operating company in Bangladesh acquired spectrum following successful bids at an auction held by the BTRC. Refer to Note 4 for further details.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2022	11

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
OPERATING ACTIVITIES OF THE GROUP
2    SEGMENT INFORMATION
Management analyzes the Company’s operating segments separately because of different economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies.
Management evaluates the performance of the Company’s segments on a regular basis, primarily based on earnings before interest, tax, depreciation, amortization, impairment, gain / loss on disposals of non-current assets, other non-operating gains / losses and share of profit / loss of joint ventures and associates (“Adjusted EBITDA”) along with assessing the capital expenditures excluding certain costs such as those for telecommunication licenses and right-of-use assets (“CAPEX excl. licenses and ROU”). Management does not analyze assets or liabilities by reportable segments.
Reportable segments consist of Russia, Pakistan, Ukraine, Kazakhstan, Uzbekistan and Bangladesh. Following the exercise of the put option for our stake in Algeria on July 1, 2021, the Algerian business has, in line with the IFRS 5 requirements, become a discontinued operation, and accounted for as an “Asset held for sale” (see Note 5). We also present our results of operations for “Others” and “HQ and eliminations” separately, although these are not reportable segments. “Others” represents our operations in Kyrgyzstan and Georgia and “HQ and eliminations” represents transactions related to management activities within the group. See Note 4 Significant Transactions for details on the sale of Georgia operations.
Financial information by reportable segment for the six and three-month periods ended June 30, is presented in the following tables. Inter-segment transactions are not material, and are made on terms which are comparable to transactions with third parties.
For the six-month period ended June 30

	Service revenue				Sale of equipment and accessories		Other revenue		Total Revenue
	Mobile		Fixed
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021

Russia	1,447	1,395	278	266	179	193	6	5	1,910	1,859
Pakistan	602	658	—	—	8	10	54	50	664	718
Ukraine	493	466	32	33	—	—	3	2	528	501
Kazakhstan	263	214	27	44	6	6	5	1	301	265
Uzbekistan	108	91	—	—	—	—	—	—	108	91
Bangladesh	288	270	—	—	—	—	5	5	293	275
Others	39	37	—	—	—	—	—	—	39	37
HQ and eliminations	(8)	(7)	(4)	(9)	1	1	(1)	—	(12)	(15)

Total segments	3,232	3,124	333	334	194	210	72	63	3,831	3,731

	Adjusted EBITDA		CAPEX exc. licenses and ROU
	2022	2021	2022	2021

Russia	776	715	367	498
Pakistan	310	317	141	181
Ukraine	326	340	58	91
Kazakhstan	154	138	34	44
Uzbekistan	72	40	40	13
Bangladesh	111	112	105	42
Others	16	24	7	6
HQ and eliminations	(79)	(70)	—	2

Total segments	1,686	1,616	752	877

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2022	12

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

For the three-month period ended June 30

	Service revenue				Sale of equipment and accessories		Other revenue		Total Revenue
	Mobile		Fixed
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021

Russia	819	705	153	135	78	96	3	3	1,053	939
Pakistan	296	340	—	—	3	5	26	26	325	371
Ukraine	236	239	15	17	—	—	1	1	252	257
Kazakhstan	139	112	15	22	2	4	3	—	159	138
Uzbekistan	55	46	—	—	—	—	—	—	55	46
Bangladesh	146	138	—	—	—	—	2	2	148	140
Others	19	19	—	—	—	1	—	—	19	20
HQ and eliminations	(3)	—	(1)	(9)	1	—	—	—	(3)	(9)

Total segments	1,707	1,599	182	165	84	106	35	32	2,008	1,902

	Adjusted EBITDA		CAPEX exc. licenses and ROU
	2022	2021	2022	2021

Russia	449	354	176	299
Pakistan	152	161	57	89
Ukraine	155	173	36	52
Kazakhstan	88	72	16	23
Uzbekistan	45	18	36	1
Bangladesh	56	57	53	16
Others	9	18	4	3
HQ and eliminations	(41)	(45)	(3)	2

Total segments	913	808	375	485

The following table provides the reconciliation of Profit / (loss) before tax from continuing operations to Total Adjusted EBITDA for the six and three-month periods ended June 30:

	Six-month period		Three-month period
	2022	2021	2022	2021
Profit / (loss) before tax from continuing operations	20	417	204	204
Adjustments to reconcile Profit / (loss) before tax to Total Adjusted EBITDA
Depreciation	780	752	420	375
Amortization	173	141	87	75
Impairment loss / (reversal)	486	5	14	3
(Gain) / loss on disposal of non-current assets	(18)	4	(9)	—
(Gain) / loss on disposal of subsidiaries	32	—	31	—
Finance costs	399	321	222	157
Finance income	(13)	(5)	(7)	(3)
Other non-operating (gain) / loss	(1)	(7)	12	(2)
Net foreign exchange (gain) / loss	(172)	(12)	(61)	(1)

Total Adjusted EBITDA	1,686	1,616	913	808

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2022	13

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
3    INCOME TAXES
Income tax expense is the total of the current and deferred income taxes. Current income tax is the expected tax expense, payable or receivable on taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable or receivable in respect of previous years. Deferred income tax is the tax asset or liability resulting from a difference in income recognition between enacted or substantively enacted local tax law and group IFRS accounting.
Income tax expense consisted of the following for the six and three-month periods ended June 30:

	Six-month period		Three-month period
	2022	2021	2022	2021
Current income taxes	(164)	(163)	(99)	(77)
Deferred income taxes	109	(9)	18	(8)
Income tax expense	(55)	(172)	(81)	(85)
Effective tax rate	(275.0)%	(41.2)%	(39.7)%	(41.7)%

The difference between the statutory tax rate in the Netherlands (25.0%) and the effective corporate income tax rate for the Group in the six and three-month periods ending June 30, 2022 -275.0% and -39.7%, respectively) was primarily driven by a US$446 of goodwill impairment which was disallowed for tax purposes, as well as a number of prior year adjustments incurred by the Group in various countries, which are recorded in our consolidated income statement. In addition, deferred tax was primarily driven by a reversal of the withholding tax provided for as a deferred tax on outside basis during 2021 on the dividends planned to be paid out in 2022 of US$95, and a change in deferred tax assets which have not been recognized of US$7.

The difference between the statutory tax rate in the Netherlands (25.0%) and the effective corporate income tax rate for the Group in the six and three-month periods ending June 30, 2021 -41.2% and -41.7%, respectively) was primarily driven by a number of non-deductible expenses incurred by the Group in various countries, which are recorded in our consolidated income statement, as well as tax uncertainties and withholding taxes accrued for forecasted dividends from our operating companies.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2022	14

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
INVESTING ACTIVITIES OF THE GROUP
4    SIGNIFICANT TRANSACTIONS
During the six-month period ended June 30, 2022

VEON subsidiary Banglalink acquired 40 MHz of spectrum
On March 31, 2022, Banglalink, the Company's wholly-owned subsidiary in Bangladesh, acquired new spectrum for a fee of US $205 payable in installments over eleven years, doubling its spectrum holding in Bangladesh. Banglalink acquired 40 MHz of spectrum from the 2,300 MHz band
VEON subsidiary Jazz signed 4G License renewal
On April 12, 2022, Jazz signed a 4G license renewal with the PTA for a fee of PKR 45 billion (US$486) for fifteen years, of which 50% has been settled, and the remaining amount will be paid in five equal annual installments.
Sale of Georgia operations
On March 31, 2022, VEON Georgia Holdings B.V. entered a non-binding share purchase agreement with Miren Invest LLC ("Miren"), VEON's former local partner, for the sale of VEON Georgia LLC ("VEON Georgia"), our operating company in Georgia, for US$45, subject to VEON corporate approvals and regulatory approvals. The required approvals were subsequently obtained and the sale was completed on June 8, 2022.
On June 8, 2022, upon completion of the sale to Miren, control of VEON Georgia was transferred to Miren and VEON recognized a US$30 loss on disposal of VEON Georgia, which includes the recycling of currency translation reserve in the amount of US$41.
During the six-month period ended June 30, 2021
VEON subsidiary Banglalink successfully acquires 9.4MHz in spectrum auction
In March 2021, Banglalink, the Company's wholly-owned subsidiary in Bangladesh, acquired 4.4MHz spectrum in the 1800MHz band and 5MHz spectrum in 2100MHz band following successful bids at an auction held by the Bangladesh Telecommunication Regulatory Commission (BTRC). The newly acquired spectrum will see Banglalink increase its total spectrum holding from 30.6MHz to 40MHz. Banglalink will invest BDT 10 billion (US$115) to purchase the spectrum.
VEON completes the acquisition of majority shareholding in OTM
In June 2021, VEON successfully acquired a majority stake of 67% in OTM (a technology platform for the automation and planning of online advertising purchases in Russia) for USD 16 M.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2022	15

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

5    HELD FOR SALE AND DISCONTINUED OPERATIONS
The following table provides the details of assets and liabilities classified as held-for-sale as of June 30, 2022:

	Assets held-for-sale	Liabilities held-for-sale
Algeria	1,879	372
Other individual assets	22	—
Total assets and liabilities held for sale	1,901	372

Exercised Put option to sell entirety of its stake in Omnium Telecom Algerie SpA

On July 1, 2021, VEON exercised its put option to sell the entirety of its 45.57% stake in its Algerian subsidiary, Omnium Telecom Algerie SpA (Algeria) to the Fonds National d'Investissement (FNI). Omnium owns Algerian mobile network operator, Djezzy. Under the terms of the Shareholders' Agreement, the transaction is expected to be completed in Q3 2022 for a sale price of US$682.

The Company classified its operations in Algeria as held-for-sale and discontinued operations. In connection with this classification, the Company no longer accounts for depreciation and amortization expenses of Algeria assets as of July 1, 2021. The sale remains highly probable and as such, the classification as held-for-sale remains appropriate. The results for Algeria in the consolidated income statements and the consolidated statements of cash flows for the six-month periods ended June 30, 2022 and 2021 have been presented separately.
There were no triggering events indicating any impairment or decline in the fair value of Algeria subsequent to its measurement as held for sale and discontinued operation. As such, the net assets of Algeria are presented at lower of cost and fair value less costs to sell.
The following table shows the profit/(loss) and other comprehensive income relating to Algeria operations for the six-month periods ended June 30:

	Six-month period
Income statement and statement of comprehensive income	2022	2021

Operating revenue	323	323
Operating expenses	(182)	(286)
Other expenses	(7)	(9)
Profit / (loss) before tax for the period	134	28
Income tax benefit / (expense)	(12)	(8)
Profit / (loss) after tax for the period	122	20

Other comprehensive income / (loss)*	(68)	(25)
Total comprehensive income / (loss)	54	(5)

*other comprehensive income is relating to the foreign currency translation of discontinued operations.

The following table shows the assets and liabilities classified as held-for-sale relating to Algeria as of June 30, 2022:

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2022	16

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

2022
Property and equipment	554
Intangible assets excl. goodwill	116
Goodwill	951
Other non-current assets	35

Other current assets	223
Total assets held for sale	1,879

Non-current liabilities	93
Current liabilities	279
Total liabilities held for sale	372

Net assets of the discontinued operations of Algeria includes US$699 relating to cumulative currency translation losses as of June 30, 2022, which will be recycled through the consolidated income statement upon the completion of the sale.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2022	17

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
6    PROPERTY AND EQUIPMENT
The following table summarizes the movement in the net book value of property and equipment for the six-month period ended June 30:

	2022	2021

Balance as of January 1	6,717	6,879

Additions	979	1,122
Disposals	(48)	(18)
Depreciation	(780)	(837)
Impairment*	(35)	(9)
Currency translation	1,498	103
Other	(2)	(4)

Balance as of June 30	8,329	7,236
* This includes an impairment recorded for US$27 relating to Ukraine property, plant and equipment as a result of physical damage to sites in Ukraine cause by the ongoing conflict between Russia and Ukraine.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2022	18

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
7    INTANGIBLE ASSETS
The following table summarizes the movement in the net book value of intangible assets, including goodwill for the six-month period ended June 30:

	2022	2021

Balance as of January 1	3,244	4,152

Acquisition of subsidiary	—	18
Additions	306	199
Disposals and write offs	(3)	—
Amortization	(173)	(153)
Impairment	(446)	(1)
Currency translation	160	28
Other	(2)	(13)

Balance as of June 30	3,086	4,230

Goodwill
Included within total intangible asset movements for the six month periods ended June 30, 2022, as shown above, are the following movements in goodwill for the group, per cash generating unit ("CGU"):

CGU *	June 30, 2022	Others	Impairment	Divestments and reclassification to HFS	Currency translation	January 1, 2022

Russia**	846	1	(446)	2	205	1,084
Pakistan	249	—	—	—	(38)	287
Kazakhstan	126	—	—	—	(10)	136
Uzbekistan	34	(1)	—	—	—	35

Total	1,255	—	(446)	2	157	1,542
Impairment analysis
Goodwill is tested for impairment annually or when circumstances indicate the carrying value may be impaired. When reviewing for indicators of impairment in interim periods, the Company considers, among other things, the relationship between its market capitalization and its book value, as well as the weighted average cost of capital and the quarterly financial performance of each cash-generating unit ("CGU"). Refer to the table above for an overview of the carrying value of goodwill per CGU.
VEON performed its annual impairment testing at September 30, 2021. For further details regarding calculations and assumptions used for impairment testing, refer to the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2021.
Impairment losses in 2022
The Company performed an assessment if a goodwill impairment exists in any of the CGUs during the six-month period ended June 30, 2022. Based on the analysis performed, no impairment was identified for any CGUs, except for our Russian CGU, which was already recognized in the three-month period ended March 31, 2022.

For Russia there were no new triggers except for the ones identified based on which impairment was already recognized in the three-months period ended March 31, 2022 as explained in paragraphs below.

The conflict between Russia and Ukraine started on February 24, 2022 and has impacted our operations in both countries. For further details regarding the direct or indirect impact that the conflict in Ukraine and the international response have had or may have on our business, please refer to the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2021 and our annual report on Form 20-F for the year ended December 31, 2021 published on April 29, 2022.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2022	19

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
In response to the events in Ukraine, wide-ranging economic sanctions and trade restrictions were imposed on Russia by the United States, the European Union (and individual EU member states), the United Kingdom, as well as other countries which have targeted individuals and entities as well as large aspects of the Russian economy, including freezing the assets of Russia’s central bank, other Russian financial institutions, and individuals, removing selected Russian banks from the Swift banking system, and curbing certain products exported to Russia. Furthermore, as a response to the imposed sanctions, Russia introduced a number of counter-sanctions aimed at stabilizing domestic financial markets. These, among other things, include restrictions related to capital and foreign exchange controls, restrictions on lending to foreign (non-Russian) persons, restrictions on foreign persons’ transactions with Russian securities and real estate, and limitations on export and import of certain goods into and outside Russia.

The above factors have resulted in an impairment of US$446 against the carrying value of goodwill in Russia in the first quarter of 2022. The recoverable amount of the CGU of US$1,886 was determined based on fair value less costs of disposal calculations (Level 3 in the fair value hierarchy) using a discounted cash flow model, based on cash flow projections from business plans prepared by management.

	March 31, 2022 ***			September 30, 2021
Key assumptions – Russia CGU	Explicit forecast period	Terminal period	Combined average *	Explicit forecast period	Terminal period	Combined average *

Discount rate	—%	—%	20.5%	—%	—%	9.3%
Average annual revenue growth rate	6.2%	1.6%	5.5%	5.0%	1.6%	4.4%
Average operating margin	32.4%	35.0%	32.8%	33.2%	35.5%	33.6%
Average CAPEX / revenue **	20.3%	18.0%	19.9%	25.4%	21.0%	24.7%

* Combined average based on explicit forecast period of six years (2022-2027) and terminal period in 2028, and for comparative period explicit forecast period of five years (2022-2026) and terminal period in 2027.

** CAPEX excludes licenses and ROU

*** The growth rates as of March 31, 2022, in the explicit forecast period and the combined average, were revised to conform the growth rates applied in the calculation of the recoverable amount in the first quarter of 2022.
The Company also performed impairment testing for the Ukraine, Pakistan and Bangladesh CGUs following impairment triggers identified during the six-month period ended June 30, 2022. Based on the recoverable amounts of the CGUs of US$1,463 for Ukraine in the first quarter of 2022, and US$1,228 and US$379 in the second quarter of 2022 for Pakistan and Bangladesh, respectively, no impairment was recorded.

For any write-off booked for property, plant and equipment during the six-month period ended June 30, 2022 please refer to Note 6.

Sensitivity analysis

The following table illustrates the potential additional impairment for the Russia CGU if certain key parameters would adversely change by one percentage point within both the explicit forecast and terminal periods ('+/- 1.0 pp').

Any additional adverse changes in the key parameters by more than one percentage point would increase the amount of impairment exposure approximately proportionally.

Sensitivity analysis	Combined average *	+/- 1.0 pp

Discount rate	20.5%	21.6%
Change in key assumption	0.0 pp	1.0 pp
Headroom / (impairment)	—	(115)

Average annual revenue growth rate	5.5%	4.5%
Change in key assumption	0.0 pp	(1.0) pp
Headroom / (impairment)	—	(88)

Average operating margin	32.8%	31.8%
Change in key assumption	0.0 pp	(1.0) pp
Headroom / (impairment)	—	(157)

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2022	20

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

Average CAPEX / revenue	19.9%	20.9%
Change in key assumption	0.0 pp	1.0 pp
Headroom / (impairment)	—	(161)

* Combined average based on explicit forecast period of six years (2022-2027) and terminal period (2028), includes intervening period of 2022

Following the recognition of an impairment loss in the first quarter of 2022, the book value of the Russia CGU is equal to its recoverable amount. As such, the 'break-even' assumptions for the Russia CGU are equivalent to the 'Combined average' assumptions

Although we believe that judgments made supporting our impairment assessment are reasonable (relying on information reasonably available to us), the current geopolitical situation makes it challenging for us to estimate the future performance of our CGUs. As circumstances change and/or new information becomes available, we may be required to record impairments in future periods.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2022	21

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
FINANCING ACTIVITIES OF THE GROUP
8    INVESTMENTS, DEBT AND DERIVATIVES
The Company holds the following investments and derivative assets:

	June 30, 2022	December 31, 2021

At fair value
Derivatives not designated as hedges	—	—
Derivatives designated as net investment hedges	—	—
Other	52	37
	52	37

At amortized cost
Security deposits and cash collateral	63	49
Bank deposits	5	—
Other investments	118	99
	186	148

Total investments and derivatives	238	185
Non-current	125	99
Current	113	86
The Company holds the following debt and derivative liabilities:

	June 30, 2022	December 31, 2021

At fair value
Derivatives not designated as hedges	8	4
Derivatives designated as net investment hedges	—	4
Contingent consideration	1	—
	9	8

At amortized cost
Principal amount outstanding	8,674	7,595
Interest accrued	88	86
Discounts, unamortized fees, hedge basis adjustment	(18)	(15)
Bank loans and bonds	8,744	7,666

Lease liabilities	3,595	2,667
Put-option liability over non-controlling interest	27	16
Other financial liabilities	206	289
	12,572	10,638

Total debt and derivatives	12,581	10,646
Non-current	9,439	9,404
Current	3,142	1,242

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2022	22

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
Significant changes in financial assets and financial liabilities
There were no significant changes in financial assets and liabilities in the six-month period ended June 30, 2022, except for the scheduled repayments of debt or as described below. Furthermore, there were no changes in risk management policies as disclosed in the Group’s annual consolidated financial statements as of and for the year ended December 31, 2021.
During the six-month period ended June 30, 2022
VEON USD bond repayment
In February 2022, VEON Holdings B.V. repaid its 7.50% Note of US$417 originally maturing in March 2022.
VTB Bank loan
In February 2022, VEON Holdings B.V. prepaid RUB 30 billion (US$396) of outstanding loans to VTB Bank originally maturing in July 2025.
In February 2022, VEON Finance Ireland DAC signed a RUB 30 billion (US$400) Term Facility Agreement with VTB Bank with a floating rate. This facility was guaranteed by VEON Holding B.V. and had a maturity of February 2029. The proceeds from this facility were used for general corporate purposes, including the financing of intercompany loans to PJSC VimpelCom.
In March 2022, VEON Finance Ireland DAC prepaid its RUB 30 billion (US$259) Term Facility Agreement with VTB Bank in accordance with its terms, and the facility was cancelled.
VEON US$1,250 multi-currency revolving credit facility agreement
In February 2022, the maturity of the multi-currency revolving credit facility originally entered into in March 2021 (the "RCF") was extended for one year until March 2025; two banks did not agree to extend as a result US$250 will mature at the original maturity in March 2024.
In February 2022, VEON Holdings B.V. drew US$430 under the RCF. Subject to the terms set out in the RCF, the outstanding balance can be rolled over until final maturity.
In March 2022, Alfa Bank (US$125 commitment) and Raiffeisen Bank Russia (US$70 commitment) notified the Agent under the RCF that as a result of new Russian regulatory requirements following a presidential decree, they could no longer participate in the RCF. As a result, their available commitments were cancelled and the total RCF size reduced from US$1,250 to US$1,055.The drawn portion from Alfa Bank (US$43) was subsequently repaid in April and the drawn portion from Raiffeisen Bank Russia (US$24) was repaid in May 2022

In April and May 2022, VEON Holdings B.V. received US$610 following a utilization under the RCF. Subject to the terms set out in the RCF, this amount can be rolled until maturity.
PMCL syndicated credit facility
In March 2022, Pakistan Mobile Communication Limited ("PMCL") fully utilized the remaining PKR 40 billion (US$222) available under its existing credit line.
VEON Finance Ireland Rub debt novation to PJSC VimpelCom
In April 2022, VEON novated two bank loans, with Sberbank (RUB 45 billion (US$556)) and Alfa Bank (RUB 45 billion (US$556)) totaling RUB 90 billion (US$1,112), to PJSC VimpelCom, resulting in the former borrower, VEON Finance Ireland DAC and the former guarantor, VEON Holdings B.V., having been released from their obligations.
PMCL secures syndicated credit facility
In April 2022, PMCL signed a PKR 40 billion (US$217) syndicated loan with a 10 year maturity. The drawn amount under the facility is PKR 30 billion (US$156).
Banglalink secures syndicated credit facility
In April 2022, Banglalink signed a BDT 12 billion (US$139) syndicated loan with a five year maturity till April 2027. During May 2022, Banglalink utilized BDT 9 billion (US$103) of the total syndicated loan which was partially used to fully repay the existing facility (US$38).

Kyivstar prepays debt

In 2022, Kyivstar fully prepaid a UAH 1,350 million (US$46) loan with JSC CitiBank, a UAH1,275 (US$44) million loan with JSC Credit Agricole and a UAH 1,677 million (US$57) loan with Alfa bank, and also prepaid a portion of a UAH 1,250 million loan with OTP Bank (UAH490 million (US$17).

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2022	23

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
During the six-month period ended June 30, 2021
Acquisition of minority stake in PMCL
In March 2021, VEON successfully concluded the acquisition of the 15% minority stake in Pakistan Mobile Communications Limited ("PMCL"), its operating company in Pakistan, from the Dhabi Group for US$273. This transaction follows the Dhabi Group’s exercise of its put option in September 2020 and gives VEON 100% ownership of PMCL. The transaction is presented within 'Acquisition of non-controlling interest' within the Consolidated Statement of Cash Flows.
VEON enters into a US$1,250 multi-currency revolving credit facility agreement
In March 2021, VEON successfully entered into a new multi-currency revolving credit facility agreement (the “RCF”) of US$1,250. The RCF replaces the revolving credit facility signed in February 2017, which is now cancelled. The RCF has an initial tenor of three years, with the Company having the right to request two one-year extensions, subject to lender consent. International banks from Asia, Europe and the US have committed to the RCF. The new RCF caters for USD LIBOR cessation with the secured overnight financing rate ("SOFR") administered by the Federal Reserve Bank of New York USA agreed as the replacement risk free rate with credit adjustment spreads agreed for interest periods with a one month, three months and six month tenor. SOFR will apply to interest periods commencing on and from October 31, 2021 (or earlier if USD LIBOR is no longer published or ceases to be representative prior to that date). The Company will have the option to make each drawdown in either U.S. dollars or euro.
PMCL enters into PKR 20 billion (US$131) loan facilities
In March 2021, PMCL successfully entered into a new PKR 15 billion (US$98) syndicated facility with MCB Bank as agent and PKR 5 billion (US$33) bilateral term loan facility with United Bank Limited. Both these floating rate facilities have a tenor of seven years.
VEON increases facility with Alfa-Bank
In March 2021, VEON successfully amended and restated its existing RUB 30 billion (US$396) bilateral term loan agreement with Alfa Bank and increased the total facility size to RUB 45 billion (US$594), by adding a new floating rate tranche of RUB 15 billion (US$198). The new tranche has a five-year term.
Subsequently in April 2021, the proceeds from the new tranche were used to early repay RUB 15 billion (US$198) of loans from Sberbank, originally maturing in June 2023.
PMCL secures syndicated credit facility
In June 2021, PMCL secured a PKR 50 billion ("US$320") syndicated credit facility from a banking consortium led by Habib Bank Limited. This 10-year facility will be used to finance the company’s ongoing 4G network rollouts and technology upgrades, as well as to address upcoming maturities.
Fair values
The carrying amounts of all financial assets and liabilities are equal to or approximate their respective fair values as shown in the table above, with the exception of:
•'Bank loans and bonds, including interest accrued', for which fair value is equal to US$7,650 at June 30, 2022 (December 31, 2021: US$7,709); and
•'Lease liabilities', for which fair value has not been determined.
Fair values for bank loans and bonds, including interest accrued were estimated based on quoted market prices, derived from market prices or by discounting contractual cash flows at the rate applicable for the instruments with similar maturity and risk profile.
As of June 30, 2022 and December 31, 2021, the Group recognized other financial instruments at fair value in the statement of financial position, all of which were measured based on Level 2 inputs. Observable inputs (Level 2) used in valuation techniques include inter-bank interest rates, bond yields, swap curves, basis swap spreads, foreign exchange rates and credit default spreads. During the six-month period ended June 30, 2022, there were no transfers between Level 1, Level 2 and Level 3 fair value measurements.
All impairment losses and changes in fair values of investments, debt and derivatives are unrealized and are recorded in "Other non-operating gain / (loss)" in the consolidated income statement.
9    CASH AND CASH EQUIVALENTS

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2022	24

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
Cash and cash equivalents consisted of the following items:

	June 30, 2022	December 31, 2021

Cash at banks and on hand	1,924	1,485
Short-term deposits with original maturity of less than three months	415	767
Cash and cash equivalents*	2,339	2,252

Less overdrafts	(3)	(13)

Cash and cash equivalents, net of overdrafts (as presented in the consolidated statement of cash flows)	2,336	2,239
* Cash and cash equivalents include an amount of US$42 relating to banking operations in Pakistan.
As of June 30, 2022 and December 31, 2021, there were no restricted cash and cash equivalent balances. Cash balances as of June 30, 2022 include investments in money market funds of US$57 (December 31, 2021: US$397).
As of June 30, 2022, some bank accounts forming part of a cash pooling program and being an integral part of the Company’s cash management remained overdrawn by US$3 (December 31, 2021: US$13). Even though the total balance of the cash pool remained positive, the Company has no legally enforceable right of set-off and therefore the overdrawn accounts are presented as financial liabilities within the statement of financial position. At the same time, because the overdrawn accounts are an integral part of the Company’s cash management, they were included as cash and cash equivalents within the statement of cash flows.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2022	25

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
10    ISSUED CAPITAL
The following table details the common shares of the Company as of:

	June 30, 2022	December 31, 2021

Authorized common shares (nominal value of US$0.001 per share)	1,849,190,667	1,849,190,667

Issued shares, including 7,603,731 shares held by a subsidiary of the Company	1,756,731,135	1,756,731,135

The holders of common shares are, subject to our by-laws and Bermuda law, generally entitled to enjoy all the rights attaching to common shares.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2022	26

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
11    DIVIDENDS PAID AND PROPOSED
There were no dividends declared by VEON Ltd in the six-month period ended June 30, 2022.
The Company makes appropriate tax withholding of up to 15% when dividends are paid to the Company’s share depository, The Bank of New York Mellon. For ordinary shareholders at Euronext Amsterdam, dividends are paid in euro.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2022	27

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
ADDITIONAL INFORMATION
12    RELATED PARTIES
For the six and three-month periods ended June 30, there were no material transactions and there were no material balances recognized with related parties as of this date.
13    RISKS, COMMITMENTS, CONTINGENCIES AND UNCERTAINTIES
Other than disclosed below and elsewhere in these interim condensed consolidated financial statements, there were no material changes to risks, commitments, contingencies and uncertainties that occurred during the six-month period ended June 30, 2022.

14    EVENTS AFTER THE REPORTING PERIOD
Ongoing conflict between Russia and Ukraine

As of August 4, 2022, the conflict between Russia and Ukraine remains ongoing.
Other developments
On July 1, 2022, equity-settled awards granted to key senior managers and directors under the 2021 Deferred Shares Plan vested.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2022	28

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
15    BASIS OF PREPARATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
BASIS OF PREPARATION
The interim condensed consolidated financial statements for the six and three-month periods ended June 30, 2022 have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB").
The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2021.
The preparation of these interim condensed consolidated financial statements has required management to apply accounting policies and methodologies based on complex and subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The use of these judgments, estimates and assumptions affects the amounts reported in the statement of financial position, income statement, statement of cash flows, statement of changes in equity, as well as the notes. The final amounts for items for which estimates and assumptions were made in the consolidated financial statements may differ from those reported in these statements due to the uncertainties that characterize the assumptions and conditions on which the estimates are based.
Ongoing conflict between Russia and Ukraine
As of August 4, 2022, hostilities continue in Ukraine. One third of our total subscribers are in Ukraine and Russia, where they are supported by 32,000 employees. VEON’s priority is to protect the safety and well-being of our employees and their families. We have developed and, in some cases, implemented additional contingency plans to relocate work and/or personnel to other geographies and add new locations, as appropriate. As of August 4, 2022, most of our Ukraine subsidiary’s employees remain in the country. As of August 4, 2022, millions of people have fled Ukraine and the country has sustained significant damage to infrastructure and assets.

As the conflict persists, we could lose a greater percentage of our customer base in Ukraine. If Ukrainian refugees choose to relocate permanently outside of Ukraine and switch to local providers, this could have a significant impact on their use and spending on our services. Due to the efforts of our Ukrainian team as well as collaboration with other telecommunications operators in the region, network capacity has remained stable with minimal disruptions since the beginning of the conflict. We have incurred and will continue to incur additional expenditures to maintain and repair our mobile and fixed-line telecommunications infrastructure in Ukraine as a result of any damage inflicted on our infrastructure due to the ongoing conflict, as well as for security, increased energy costs, and related operational and capital expenditures. In addition, our ability to provide services in Ukraine may be impaired if we are unable to maintain key personnel within Ukraine and/or our infrastructure within Ukraine is significantly damaged or destroyed.

In response to the events in Ukraine, the United States, European Union (and individual EU member states) and, the United Kingdom, as well as other countries have imposed wide-ranging economic sanctions and trade restrictions which have targeted individuals and entities as well as large aspects of the Russian economy, including freezing the assets of Russia’s central bank, other Russian financial institutions, and individuals, removing selected Russian banks from the Swift banking system, and curbing certain products exported to Russia. Furthermore, as a response to the imposed sanctions, Russia introduced a number of counter-sanctions aimed at stabilizing domestic financial markets. These, among others, include restrictions related to capital and foreign exchange controls, restrictions on lending to foreign (non-Russian) persons, restrictions on foreign persons’ transactions with Russian securities and real estate, and limitations on export and import of certain goods into and outside Russia. Ukraine is also considering implementation of sanctions on entities with close ties with Russia, which may impact Kyivstar in case it is considered by the local authorities as a Russia-owned company. This may lead to restrictions on payout of dividends, prohibition on renting state property and land, participation in public procurement impacting B2G revenue and potential prohibition on transfer of technology and intellectual rights to Kyivstar from VEON.

The ongoing conflict between Russia and Ukraine, and the sanctions imposed by the various jurisdictions, counter sanctions and other legal and regulatory measures, as well as responses by our service providers, partners, suppliers and other counterparties, including certain professional service providers we rely on, and the consequences of all the foregoing, have negatively impacted and, if the conflict, sanctions and such responses continue or escalate, will continue to negatively impact aspects of our operations and results in Russia and Ukraine, and may affect aspects of our operations and results in the other countries in which we operate. Refer to Form 20-F 2021 Item 3.D—Risk Factors – Market Risks – We have suffered reputational harm as a result of the ongoing conflict between Russia and Ukraine.

The conflict has resulted in the following events and conditions that may cast significant doubt on the Company’s ability to continue as a going concern:

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2022	29

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

•The current events in the regions where we operate in Ukraine and where we derive a significant amount of our business may pose security risks to our people, our facilities, our operations, and infrastructure, such as utilities and network services, and the disruption of any or all of them could significantly affect our business, financial conditions and results of operations in Ukraine, and cause volatility in the value of our securities. The conflict has also had a marked impact on the economies of Russia and Ukraine. However, since the beginning of the conflict, a significant majority of Ukraine’s network infrastructure has been operating effectively and disruptions in service have been limited to specific areas where the conflict is most intense.

•We have recorded material impairment charges with respect to goodwill in Russia and have also recorded impairment charges related to assets in Ukraine during the period ended June 30, 2022 (refer to Note 6 and Note 7 for additional information), and we may need to record future impairment charges, which could be material, if the conflict continues or escalates and as more information becomes available to management. It is possible further impairment charges may rise to a level as to require additional analysis to determine the true value of assets as outlined in the provisions of our debt agreements and in the worst scenario, when the true value of assets is lower than the liabilities, could require early repayments of our long term debt.

•In Russia, macroeconomic conditions and outlook remains uncertain. We expect our results of operations in Russia on a U.S. dollar basis to fluctuate for the foreseeable future compared to results prior to the onset of the conflict, largely due to the volatility of the Russian ruble.

•As of August 4, 2022, the Company continues to conclude that neither VEON Ltd. nor any of its subsidiaries is targeted by sanctions imposed by the United States, European Union (and individual EU member states) and, the United Kingdom. However, the interpretation and enforcement of these new sanctions and counter-sanctions may result in unanticipated outcomes and could give rise to material uncertainties, which could complicate our business decisions. For example, to protect US foreign policy and national security interests, the US government has broad discretion to at times impose a broad range of extraterritorial “secondary” sanctions under which non-US persons carrying out certain activities may be penalized or designated as sanctioned parties, even if the activities have no ties, contact with, or nexus to the United States or the US financial system at all. These secondary sanctions could be imposed on the Company or any of the Company’s subsidiaries if they were to engage in activity that the US government determined was undertaken knowingly and rose to the level of material or significant support to, for, or on behalf of certain sanctioned parties. The broad nature of the financial sanctions targeted at the Russian financial system, including several banks that have historically provided funding to the Company, along with comprehensive sanctions on investment and vendors in Russia and the ongoing conflict between Russia and Ukraine may therefore have a material impact on aspects of the Company’s operations and business plans in Russia and Ukraine. In addition, we are still assessing the potential impact of the recently introduced guidance regarding the ban on “new investment” in the Russian Federation by U.S. persons and UK persons and the prohibition on U.S., EU, and UK persons furnishing accounting and certain other services to Russia, which may have an effect on our ability to timely file full year 2022 audited financial statements.

•Based on the current state of affairs, the Company currently has sufficient liquidity to satisfy our current obligations at least over the next twelve months from the issuance of the financial statements without the needs of additional financing. Our current liquidity forecast assumes the completion of the anticipated sale of our business in Algeria as disclosed in Note 5 and no early repayments of our long-term debt. In addition to cash on hand, the Company has an undrawn amount of US$163 million under existing credit facilities of which US$82 million is under the VEON Holdings B.V. RCF that can be rolled over until the final maturity date of the RCF in 2024/2025. The Company also expects to meet its financial covenants as required by our debt agreements during the same period. However, these continue to be uncertain times and it is not possible to predict with precision how certain developments will impact our liquidity position, our financial covenants and non-financial provisions in our debt agreements, and our equity levels on a regular and continuous basis both at the group and operating company levels. A continued deterioration in the results or operations of our operating companies could trigger certain financial covenants or non-financial provisions in our debt agreements, requiring accelerated repayment, potentially triggering a cross-default across all debt facilities and the revolving credit facility and negatively impact our liquidity. We may also be impacted by conditions or local legal requirements in international markets that could make it more difficult to service our existing debt obligations or refinance existing debt. Should we not realize the assumptions behind our liquidity forecast, we may not have sufficient liquidity to continue to operate as outlined above. If we are unable to raise additional capital in the market in which we want to raise it, or at all, or if the cost of raising additional capital significantly increases, which has been the case over the last six months due to global inflationary pressures and a number of other factors, we may be unable to make necessary or desired capital expenditures, take advantage of investment opportunities, refinance existing indebtedness or meet unexpected financial requirements, and our growth strategy and liquidity may be negatively affected. This could cause us to be unable to repay indebtedness as it comes due, to delay or abandon anticipated expenditures and investments or otherwise limit operations. For example, the ongoing conflict in Russia and Ukraine has caused us to

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2022	30

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
reconsider our capital outlay to ensure we have sufficient liquidity for maintenance capital expenditures and other key operational spend while at the same time servicing our indebtedness. As a result, capital expenditures that are more discretionary in nature may be put on hold until the impact of the ongoing conflict between Russia and Ukraine, and particularly its effects on our liquidity and financial profile, becomes more certain.

•In response to the geopolitical and economic situation in both Ukraine and Russia, there is a risk of either country imposing external administration over foreign companies or assets. For example, there are laws under review by the Ukrainian government regarding nationalization of property and assets in Ukraine with association to the Russian Federation. Such measures, if adopted and applied in relation to either our Ukrainian or Russian subsidiary, or both, could lead to the involuntary deconsolidation of our Ukrainian and/or Russian operations. Additionally, the United States imposed sweeping export control restrictions on Russia’s ability to obtain goods, software and technology subject to U.S. export control jurisdiction, including a broad array of foreign-made items, that were previously not subject to U.S. export control jurisdiction. This could have an adverse impact on our ability to maintain and/or improve our infrastructure and adversely impact the availability and quality of our services and therefore have a material adverse effect on our operations and results of operation. In the event of future imposed laws and regulations as a result of the ongoing conflict between Russia and Ukraine, our business, the operation of our networks, our supply chain stability of items critical to the telecommunications sector in Russia, and our ability to comply with the terms of our operating licenses and local laws and regulations could be materially adversely impacted.

Management’s actions to address these events and conditions are as follows:

•We have implemented business continuity plans to address known contingency scenarios to ensure that we have adequate processes and practices in place to protect the safety of our people and to handle potential impacts to our operations in Ukraine and Russia.

•The Company has performed sensitivities on the volatility of the Russian ruble with respect to the impact on our financial results and does not expect fluctuations to have a significant impact. In the normal course of business, the Company manages its foreign currency risk by selectively hedging committed exposures and hedges part of its exposure to fluctuations on the translation into U.S. dollars of its foreign operations by holding the borrowings in foreign currencies or by foreign exchange swaps and forwards.

•Management is actively monitoring any new developments in applicable sanctions to ensure that we are in compliance and to evaluate any potential impact on the Company’s financial performance, operations, and governance. As a result of current economic sanctions affecting Russian banks, we repaid our RUB 30 billion seven year term loan with VTB Bank on March 9, 2022 and two of our group-level loans with Sberbank and Alfa Bank respectively, totaling RUB 90 billion in total, were novated to PJSC VimpelCom, within the Russia operating segment, in April 2022. This resulted in the release of the former borrower (VEON Finance Ireland DAC) and the former guarantor (VEON Holdings BV) from their obligations. In addition, the novation of these loans has allowed VEON to ensure that the majority of the Group’s RUB liabilities are held within Russia and as such are matched to the market where RUB revenues are generated, enabling further review of the capital structure of PJSC VimpelCom.

•Management actively monitors the Company’s liquidity position, our financial and non-financial provisions in our debt agreements, and our equity levels on a regular and continuous basis both at the group and operating company levels and should they reach a level considered at-risk, management will take actions to ensure our liquidity position is sufficient and our financial covenants and non-financial provisions in our debt agreements are met. In the event a default provision within our debt agreements is triggered, VEON is in regular communication with its relevant lenders and has an obligation to notify them of any default that occurs and is continuing to occur. Should this occur, VEON will proactively and promptly respond to queries from lenders on the relevant covenant breach and initiate negotiations with lenders should the need arise.

•Management is actively monitoring any new developments in new laws and regulations to ensure that we are in compliance and to evaluate any potential impact on the Company’s financial performance, operations, and governance. The United States imposed sweeping new export control restrictions on Russia’s ability to obtain goods, software and technology subject to U.S. export control jurisdiction, including a broad array of foreign-made items, that were previously not subject to U.S. export control jurisdiction. This could have an adverse impact on our ability to maintain and/or improve our infrastructure and adversely impact the availability and quality of our services and therefore will negatively impact our operations and results of operation in Russia. The Company is currently developing contingency plans to maximize the use of existing equipment in order to minimize the impact on our operations and results while also analyzing the potential for applying for licenses and the applicability of certain exceptions to the licensing requirements with respect to Russia in order to permit continued procurement of goods, software and technology subject to U.S. export control jurisdiction.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2022	31

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

•Management is in active talks in order to finalize engagement of an independent auditing firm. As previously announced on May 25, 2022, it is intended that a shareholder resolution to approve such appointment will be the subject of a future general meeting of shareholders.

The accompanying unaudited interim condensed consolidated financial statements have been prepared on a going concern basis. In accordance with International Accounting Standards (“IAS”) 1, Presentation of Financial Statements, the Company has determined that the aforementioned conditions and events, considered in the aggregate, may cast significant doubt about the Company’s ability to continue as a going concern for at least twelve months after the date these consolidated financial statements were authorized for issuance. Management expects the actions it has taken or will take will mitigate the risk associated with the identified events and conditions. However, given the uncertainty and exogenous nature of the ongoing conflict and potential future imposed sanctions as well as potential new counter-sanctions, and given the possible future imposition of external administration over our Russian and Ukrainian operations in particular, management concluded that a material uncertainty remains related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern, such that it may be unable to realize its assets and discharge its liabilities in the normal course of business.

NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE GROUP
The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements as of and for the year ended December 31, 2021.
A number of new and amended standards became effective as of January 1, 2022, which did not have a material impact on VEON financial statements. The Group has not early adopted any other standards, interpretations or amendments that have been issued but have not yet become effective.

Amsterdam, August 4, 2022
VEON Ltd.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2022	32